FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

6 Months Ended 31 March 2004

National Australia Bank Limited

Half Year Results 2004

Media Release 12 May 2004

NATIONAL’S CASH EARNINGS DOWN 8.7%

NET PROFIT UP 19%

INTERIM DIVIDEND STEADY AT 83 CENTS

FINANCIAL HIGHLIGHTS (March 04/March 03 Comparison)

•                                          Cash earnings before significant items of $1.85 billion, down 8.7%

•                                          Net profit after significant items up 19% to $2.23 billion

•                                          Interim dividend of 83 cents (fully franked).

•                                          Retail banking cash earnings:

•                                          Australia - up 10.5%

•                                          New Zealand – steady (up 2.9% in local currency)

•                                          Europe - down 37.1% (down 27.5% in local currency)

•                                          Corporate & Institutional Banking cash earnings before significant items down 12.8% (down 6.5% excluding currency movements)

•                                          Wealth Management operating profit after tax up 37.3%

•                                          Asset quality sound: gross non-accrual loans to total loans improved from 0.65% to 0.46%

•                                          Return on equity before significant items of 18.8% up from 16.8%.

•                                          Economic Value Added (EVA®) down 11.5% to $978 million*.

•                                          Total capital at 9.35%, Tier 1 at 7.47% and Adjusted Common Equity ratio of 5.36% after the buy back of 5.5 million ordinary shares.

*EVA® is a registered trademark of Stern Stewart & Co. It measures the economic profit earned in excess of the Group’s cost of capital.

CHIEF EXECUTIVE’S REVIEW

“This is a disappointing result but our New Zealand and Wealth Management businesses have made solid contributions.

“Financial Services Australia increased cash earnings although the quality of the result was not ideal with total income up by only 4.8%. Both Financial Services Australia and Corporate and Institutional Banking have not surprisingly been adversely affected by the currency options trading issue.

“We have started to work on and invest in our European businesses to address some of the major issues we have in those markets. Increased competition, compliance costs and adverse currency movements further affected the Financial Services Europe result.

“Under these circumstances we have maintained our dividend payment.

DIVISIONAL PERFORMANCE

“Financial Services Australia increased cash earnings by 10.5%. Strong growth in housing lending was partly offset by a fall in the overall net interest margin. Retail deposits increased by 9.7% since March 2003.

“Agribusiness market share by lending volumes for the year to February increased from 21.7% to 28.9%. Business market share by lending volumes at 26.0% is down from 26.5% for the same period. (Source: Taylor Nelson Sofrais)

“Financial Services Australia has opened 11 integrated financial services centres this half year and is on target to achieve the planned roll out of 42 centres by the end of the financial year. These centres are designed to meet customers’ complete financial advice needs.

“Financial Services Europe was adversely affected by a combination of higher pension fund expenses and currency movements. The large fall in cash earnings is disappointing but there are several developments underway to address this situation.

“An extensive product renewal program has been completed, including the introduction of a new current account, savings accounts, mortgages, loans and insurance.

“The first four Financial Services Centres have been opened in Liverpool, Bristol, Reading and Southampton and generated £1.2 million in revenue in the half year. A further four centres are planned to open in Oxford, Milton Keynes, Maidstone and Guildford this year.

“Financial Services New Zealand increased net interest income by 5.8% in local currency terms based on strong growth in business and personal lending as well as retail deposits.

“Cash earnings were steady reflecting a fall in the net interest margin and a higher charge to provide for doubtful debts.

“Highlights of the half year include the launch of the ‘Campus Pack’ in conjunction with Student Card (a New Zealand student discount scheme) which increased the number of tertiary students banking with Bank of New Zealand by 60%.

“Bank of New Zealand increased home lending since March 2003 by 19% compared to market growth of 16%. Bank of New Zealand was the only bank to increase customer satisfaction according to Auckland University’s customer survey for 2003.

“Corporate & Institutional Banking has obviously faced a difficult half due to the impact of the foreign currency options trading situation and subsequent events. A higher charge for doubtful debts, adverse currency movements and reduced demand for debt market products, due to a low US interest rate environment, affected cash earnings.

“Despite these challenging circumstances the focus on growing core relationships has continued and this has resulted in the maintenance of a solid base of underlying client income.

“Corporate & Institutional Banking is actively contributing to the program to address the remedial actions required by APRA.

“Wealth Management increased operating profit after tax by 37.3% reflecting strong growth in insurance business and the improvement in equity markets which led to growth in earnings from the investments business and investment earnings on capital.

“The strong performance of equity markets from the March 2003 half has resulted in an 11.9% increase in average funds under management with fee revenue higher in all regions.

“Wealth Management continues to be the number one provider of retail investment platforms in Australia with a market share of 18.8% and number two in retail funds under management as at December 2003. (Source: Assirt Market Share Report, December 2003)

Insurance earnings grew by 22.2% and Wealth Management retained the largest share of the total Australian retail life insurance market for both annual in-force premiums and new retail risk annual premiums. (Source: DEXX&R Research Reports, December 2003)

OUTLOOK

“The National is focused on creating strong, sustainable growth in shareholder value.”

“As part of our response to the foreign currency options trading losses we are addressing the changes required by APRA as quickly as possible.

“My future priorities are to lead the required cultural change, review our business strategies and our approach to risk management to make sure we have a sustainable platform for future growth. These are the first important steps in a recovery program that will take some time.”

For media enquiries, please contact:

Brandon Phillips

0419 369 058

For investor enquiries, please contact:

Hany Messieh

0414 446 876

Or visit www.nabgroup.com

SECTION 2

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2004

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

To assist with the interpretation of the Group’s results, earnings have been reported under the following structure:

•                  Retail Banking, which comprises:

•                  Financial Services Australia (‘FSA’)

•                  Financial Services Europe (‘FSE’)

•                  Financial Services New Zealand (‘FSNZ’);

•                  Corporate & Institutional Banking (‘CIB’);

•                  Other (including Excess Capital, Group Funding & Corporate Centre); and

•                  Wealth Management (‘WM’).

Prior Period Comparatives

From 1 October 2003, there have been transfers of business units from Financial Services Europe to Corporate & Institutional Banking.

Reverse repurchase agreements and repurchase agreements have been reclassified from ‘gross loans and advances’ and ‘deposits and other borrowings’ to ‘cash and other liquid assets’ and ‘due from/to financial institutions’ respectively, depending on counterparty.

Transferable certificates of deposit have been reclassified from ‘deposits and other borrowings’ to ‘bonds, notes and subordinated debt’.

For comparability, the prior period balances have been reclassified from those included in the Profit Announcement released on 11 November 2003.

The nature of the restatements have been fully disclosed in the release to ASX dated 30 April 2004.

Please refer to the National’s website at www.nabgroup.com for a copy of this announcement.

Cash Earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Group are based on after-tax cash earnings (excluding significant items). Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

A reconciliation of cash earnings to net profit appears on page 7. Cash earnings is also explained in detail in the ‘Non-GAAP financial measures’ section. Refer page 78 for further details.

Diluted Cash Earnings per Share

Management use growth in diluted cash EPS as a key indicator of performance as this takes full account of the impact of the exchangeable capital units (ExCaps) and provides a consistent basis for year on year comparison moving forward. The potential conversion of ExCaps has a dilutive impact on earnings per share (EPS), which varies from year to year depending on conversion.

Under the terms of the ExCaps the National has the option to require the exchange of all, but not part, of the ExCaps at any time for 7 7/8% convertible non-cumulative preference shares of the National. Holders of the ExCaps or the convertible non-cumulative preference shares have the option to exchange their holding for ordinary shares of the National (or at the National’s option, cash) and the National also has the right to redeem, in part or full, under a special offer at any time after 19 March, 2007, with the prior consent of APRA.

A complete reconciliation of the calculation of diluted cash earnings per share appears in note 16. Refer page 75 for further details.

DIVISIONAL PERFORMANCE SUMMARY

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%
Cash earnings (1)

Retail Banking
Financial Services Australia	1	999	967	904	3.3	10.5
Financial Services Europe	1	308	407	490	(24.3)	(37.1)
Financial Services New Zealand	1	158	152	159	3.9	(0.6)
Retail Banking		1,465	1,526	1,553	(4.0)	(5.7)

Corporate & Institutional Banking (2)	1	375	447	430	(16.1)	(12.8)

Other (incl. Excess Capital, Group Funding and Corporate Centre) (2)	1	(117)	(54)	(23)	large	large
Total Banking		1,723	1,919	1,960	(10.2)	(12.1)

Wealth Management operating profit (2) (3)	1	221	213	161	3.8	37.3
Cash earnings before significant items and distributions		1,944	2,132	2,121	(8.8)	(8.3)

Distributions		(94)	(89)	(94)	(5.6)	—
Cash earnings before significant items		1,850	2,043	2,027	(9.4)	(8.7)
Weighted av no. of ordinary shares (million)	16	1,505	1,508	1,524	0.2	1.2
Cash earnings per share before significant items (cents)	16	122.9	135.5	133.0	(9.3)	(7.6)
Diluted cash earnings per share before significant items (cents)	16	119.9	132.2	130.1	(9.3)	(7.8)
Reconciliation to net profit

Cash earnings before significant items		1,850	2,043	2,027	(9.4)	(8.7)
Adjusted for:

Significant items after tax	13	127	—	—	large	large
Cash earnings after significant items		1,977	2,043	2,027	(3.2)	(2.5)
Adjusted for:

Net profit/(loss) attributable to outside equity interest		63	(18)	10	large	large
Distributions		94	89	94	(5.6)	—
Wealth Management revaluation profit/(loss)		148	5	(205)	large	large
Goodwill amortisation		(53)	(49)	(49)	(8.2)	(8.2)
Net profit		2,229	2,070	1,877	7.7	18.8

Net (profit)/loss attributable to outside equity interest		(63)	18	(10)	large	large
Net profit attributable to members of the Company		2,166	2,088	1,867	3.7	16.0

Distributions		(94)	(89)	(94)	(5.6)	—
Earnings attributable to ordinary shareholders		2,072	1,999	1,773	3.7	16.9

(1)       Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ on page 78 for a complete discussion of cash earnings.

(2)       Cash earnings after outside equity interest.

(3)       Refers to net profit generated through the Wealth Management operations. It excludes revaluation profit/(loss) after tax.

GROUP PERFORMANCE SUMMARY

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%
Banking (1)
Net interest income	2	3,519	3,610	3,692	(2.5)	(4.7)
Other operating income (1) (2)	7	2,044	2,211	2,066	(7.6)	(1.1)
Banking net operating income (1)		5,563	5,821	5,758	(4.4)	(3.4)

Wealth Management
Net interest income	2	66	63	54	4.8	22.2
Net life insurance income (3)	6	455	363	81	25.3	large
Other operating income (2)	7	412	367	366	12.3	12.6
Net operating income		6,496	6,614	6,259	(1.8)	3.8

Banking operating expenses (1)	8	(2,800)	(2,856)	(2,692)	2.0	(4.0)
Wealth Management operating expenses (4)	8	(436)	(412)	(394)	(5.8)	(10.7)
Charge to provide for doubtful debts	10	(305)	(311)	(322)	1.9	5.3
Cash earnings before tax		2,955	3,035	2,851	(2.6)	3.6

Banking income tax expense (1)	12	(730)	(731)	(781)	0.1	6.5
Wealth Management income tax benefit/(expense)	12	(218)	(190)	61	(14.7)	large
Cash earnings before significant items, distributions and outside equity interest		2,007	2,114	2,131	(5.1)	(5.8)
Wealth Management revaluation profit/(loss) after tax	1	148	5	(205)	large	large
Goodwill amortisation		(53)	(49)	(49)	(8.2)	(8.2)
Net profit before significant items		2,102	2,070	1,877	1.5	12.0

Significant items after tax	13	127	—	—	large	large
Net profit		2,229	2,070	1,877	7.7	18.8

Net (profit)/loss attributable to outside equity interest
Wealth Management		(58)	22	(6)	large	large
Corporate & Institutional Banking		(5)	(5)	(4)	—	(25.0)
Other		—	1	—	large	large
Net profit attributable to members of the Company		2,166	2,088	1,867	3.7	16.0

Distributions		(94)	(89)	(94)	(5.6)	—
Earnings attributable to ordinary shareholders		2,072	1,999	1,773	3.7	16.9

(1)       Banking refers to Total Banking adjusted for eliminations. Refer to note 1 for further details.

(2)       Other operating income excludes net interest income, net life insurance income and revaluation profit/(loss).

(3)       Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group.

(4)       Operating expenses excludes life insurance expenses incorporated within net life insurance income.

REGIONAL PERFORMANCE SUMMARY

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Cash earnings
Australia
Retail Banking (1)	991	959	895	3.3	10.7
Corporate & Institutional Banking	199	188	202	5.9	(1.5)
Wealth Management	190	190	137	—	38.7
Other (incl. Excess Capital, Group Funding & Corporate Centre) (2)	(181)	(82)	(64)	large	large
Total Australia	1,199	1,255	1,170	(4.5)	2.5
Europe
Retail Banking (1)	309	408	491	(24.3)	(37.1)
Corporate & Institutional Banking	82	149	104	(45.0)	(21.2)
Wealth Management	14	14	12	—	16.7
Other (incl. Group Funding & Corporate Centre)	(11)	(58)	(46)	81.0	76.1
Total Europe	394	513	561	(23.2)	(29.8)
New Zealand
Retail Banking (1)	165	159	167	3.8	(1.2)
Corporate & Institutional Banking	59	68	74	(13.2)	(20.3)
Wealth Management	5	(4)	6	large	(16.7)
Other (incl. Group Funding & Corporate Centre)	(11)	(3)	(8)	large	(37.5)
Total New Zealand	218	220	239	(0.9)	(8.8)
United States
Corporate & Institutional Banking	17	22	26	(22.7)	(34.6)
Other (incl. Group Funding & Corporate Centre)	77	76	89	1.3	(13.5)
Total United States	94	98	115	(4.1)	(18.3)
Asia
Corporate & Institutional Banking	18	20	24	(10.0)	(25.0)
Wealth Management	12	13	6	(7.7)	large
Other (incl. Group Funding & Corporate Centre)	9	13	6	(30.8)	50.0
Total Asia	39	46	36	(15.2)	8.3
Cash earnings before significant items and distributions	1,944	2,132	2,121	(8.8)	(8.3)

(1)       Regional Retail Banking results differ from Financial Services Australia, Europe and New Zealand primarily due to the inclusion of the global fleet management business units within Financial Services Australia.

(2)       Earnings on excess capital is wholly attributed to Australia.

Refer to the Division Performance Summary on page 7 for a reconciliation of cash earnings before significant items and distributions to net profit.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%
Assets
Cash and other liquid assets (1)		11,641	8,405	9,999	38.5	16.4
Due from other financial institutions (1)		20,200	29,234	34,233	(30.9)	(41.0)
Due from customers on acceptances		14,988	19,562	20,677	(23.4)	(27.5)
Trading securities		25,691	23,724	21,414	8.3	20.0
Trading derivatives		24,352	23,644	25,228	3.0	(3.5)
Available for sale securities		2,794	6,513	5,005	(57.1)	(44.2)
Investment securities		7,099	8,647	10,925	(17.9)	(35.0)
Investments relating to life ins. business		37,982	35,846	30,278	6.0	25.4
Loans and advances (1)		233,987	225,735	218,200	3.7	7.2
Shares in entities and other securities		867	1,445	1,186	(40.0)	(26.9)
Regulatory deposits		436	225	180	93.8	large
Property, plant and equipment		2,483	2,498	2,493	(0.6)	(0.4)
Income tax assets		1,248	1,203	1,213	3.7	2.9
Goodwill		682	740	787	(7.8)	(13.3)
Other assets		11,130	10,050	12,378	10.7	(10.1)
Total assets		395,580	397,471	394,196	(0.5)	0.4

Liabilities
Due to other financial institutions (2)		43,968	52,530	58,125	(16.3)	(24.4)
Liability on acceptances		14,988	19,562	20,677	(23.4)	(27.5)
Life insurance policy liabilities		34,059	32,457	30,206	4.9	12.8
Trading derivatives		21,046	21,479	24,821	(2.0)	(15.2)
Deposits and other borrowings (2) (3)		210,624	201,194	196,260	4.7	7.3
Income tax liabilities		1,238	1,537	1,255	(19.5)	(1.4)
Provisions		1,143	1,262	1,251	(9.4)	(8.6)
Bonds, notes and subordinated debt (3)		25,204	24,257	21,310	3.9	18.3
Other debt issues		1,693	1,743	1,808	(2.9)	(6.4)
Other liabilities		13,707	14,239	14,668	(3.7)	(6.6)
Net assets		27,910	27,211	23,815	2.6	17.2

Equity
Ordinary shares		6,029	6,078	6,377	(0.8)	(5.5)
Preference shares (4)		—	730	730	large	large
National Income Securities		1,945	1,945	1,945	—	—
Trust Preferred Securities		975	975	—	—	large
Contributed equity	15	8,949	9,728	9,052	(8.0)	(1.1)
Reserves	15	784	893	1,254	(12.2)	(37.5)
Retained profits	15	14,619	13,786	13,224	6.0	10.5
Total equity parent entity interest		24,352	24,407	23,530	(0.2)	3.5

Outside equity interest in controlled entities	15
Wealth Management (5)		3,385	2,614	70	29.5	large
Corporate & Institutional Banking		173	190	215	(8.9)	(19.5)
Total equity		27,910	27,211	23,815	2.6	17.2

(1)       Comparatives have been restated to reflect the reclassification of reverse repurchase agreements. Refer page 6 for further details.

(2)       Comparatives have been restated to reflect the reclassification of repurchase agreements. Refer page 6 for further details.

(3)       Comparatives have been restated to reflect the reclassification of transferrable certificates of deposits. Refer page 6 for further details.

(4)       On 22 January 2004, the National bought back the preference shares issued in connection with the issue of TrUEPrSSM.

(5)       Increase primarily relates to consolidation of certain Wealth Management registered schemes.

GROUP KEY PERFORMANCE MEASURES

		Half Year to
	Note	Mar 04	Sep 03	Mar 03
Shareholder measures
EVA® ($ million) (1)		978	1,154	1,105
Earnings per share (cents)
Cash earnings per ordinary share before significant items (2)	16	122.9	135.5	133.0
Diluted cash earnings per share before significant items (2)	16	119.9	132.2	130.1
Cash earnings per ordinary share after significant items (2)		131.4	135.5	133.0
Earnings per ordinary share before significant items		129.2	132.6	116.3
Earnings per ordinary share after significant items		137.7	132.6	116.3
Weighted average ordinary shares (no. million)	16	1,505	1,508	1,524
Weighted average diluted shares (no. million)	16	1,574	1,577	1,595
Dividends per share (cents)		83	83	80
Performance (after non-cash items) (3)
Return on average equity before significant items		18.8%	19.8%	16.8%
Return on average equity after significant items		20.0%	19.8%	16.8%
Return on average assets before significant items		0.96%	1.03%	0.94%
Net interest income
Net interest spread	3	1.95%	2.16%	2.22%
Net interest margin	3	2.40%	2.50%	2.56%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		86	95	95
Banking cost to income ratio (4)		50.9%	49.6%	47.3%

		As at
		Mar 04	Sep 03	Mar 03
Capital
Tier 1 ratio	15	7.47%	7.82%	7.47%
Tier 2 ratio	15	2.94%	3.30%	3.02%
Deductions	15	(1.06%)	(1.42%)	(1.33%)
Total capital ratio	15	9.35%	9.70%	9.16%
Adjusted common equity ratio	15	5.36%	4.95%	5.09%
Assets ($ bn)
Gross loans and acceptances		253	249	243
Risk-weighted assets	15	277	252	254
Off-balance sheet assets ($ bn)
Funds under management and administration		77	73	65
Assets under custody and administration		397	311	343
Asset quality
Gross non-accrual loans to gross loans and acceptances	11	0.46%	0.55%	0.65%
Net impaired assets to total equity (parent entity interest)	11	3.0%	3.9%	4.5%
General provision to risk-weighted assets	11	0.64%	0.71%	0.75%
Specific provision to gross impaired assets	11	41.0%	33.5%	36.1%
General and specific provisions to gross impaired assets	11	193.3%	163.4%	155.7%
Other information
Full-time equivalent employees (no.)	9	43,282	42,540	43,002

(1)       Economic Value Added (EVA®) is a registered trademark of Stern Stewart & Co. Refer pages 23 and 79 for further details.

(2)       Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(3)       Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(4)       Total Banking cost to income ratio is before eliminations (refer note 1). Costs include total expenses excluding significant items, goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue excluding significant items and net of interest expense. Refer to ‘Non-GAAP financial measures’ for a complete discussion of the cost to income ratio on page 79.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2004

MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion & Analysis – Overview

OVERVIEW (1)

Economic conditions

The recovery in the global economy gathered pace during the half year to March 2004, and appears set to continue during the balance of 2004. Driven by stimulatory policy, the United States grew strongly. There was a pick-up in demand and strong investment in emerging economies (notably China). Japan began to recover and European activity stabilised. Against this backdrop, business conditions in the economies that contain the bulk of the Group’s assets — namely Australia, the UK and New Zealand have been relatively favourable.

Australia

Reflecting a recovery from possibly Australia’s worst drought in 100 years and an improvement in the global economy, Australian activity has picked up significantly since mid 2003. Looking ahead, Australian growth is expected to be quite strong at around 4% in 2004. Exports are expected to continue a gradual recovery, while domestic demand is forecast to moderate significantly. Higher interest rates and reduced wealth gains are expected to see dwelling investment contract moderately and consumption growth soften during 2004. Also underpinning economic forecasts are an easing in business investment growth and ongoing strength in public spending. After reaching a 15 year high in late 2003, we expect credit expansion to moderate to a still solid pace in 2004, reflecting largely an easing in household demand. Subsequent to increasing the cash rate by 50 bps, the Reserve Bank of Australia has kept the cash rate unchanged at 5.25% in early 2004, due to tentative signs of cooling in property markets and the marked strengthening of the $A to a 7 year high in early 2004. The Group expects the Reserve Bank of Australia to increase the cash rate moderately further during 2004, as the global recovery continues, housing activity cools and the $A eases.

United Kingdom

Economic conditions in the UK economy remain quite favourable. Activity recorded above average growth in the second half of 2003 and most indicators suggest that the economy remained robust in the first three months of 2004, particularly on the domestic side. Manufacturing has emerged from its long, deep recession, supported by the domestic recovery and brighter export prospects. Services remains the main engine of growth for the economy, underpinned by strong consumer spending. Regional growth has converged, with high house price inflation and spending in the north contributing to the reduction in the north-south disparities. The buoyant public sector and booming construction has also helped to smooth the performance of the UK regions. Despite rising interest rates, personal debt continues to expand rapidly and the housing market is robust. Household income growth has also picked up, wealth has risen and unemployment has fallen. Though still strong, the rate of growth in lending to the non-financial corporate sector has eased from its recent highs. Sterling has been rising since the second half of 2003, threatening the emerging recovery in manufacturing. Activity looks set to be sustained during 2004.

New Zealand

New Zealand also recorded quite strong activity in the six months to March 2004. The high NZ$ eroded farm incomes and caused falling prices for traded goods. At the same time, strong consumer spending fuelled by high domestic credit growth, a buoyant construction sector and robust net immigration boosted growth. A boom in house prices, and very low unemployment coupled with solid wage claims, led to strong inflationary pressures in the services industries. While the Reserve Bank of New Zealand raised the cash rate in January to curb these pressures, it subsequently left rates unchanged as signs of a slowing economy and a cooling housing market reduced overall price pressures. Looking ahead, activity is expected to ease during 2004 due to tighter financial conditions and lower immigration.

Group performance

Whilst economic conditions were reasonable in each of the National’s markets, the Group result is disappointing.

The result has been impacted by a number of adverse factors:

•                  The strength of the Australian dollar has reduced the contribution from offshore operations. This has particularly affected earnings in Australian dollar terms from Financial Services Europe and Corporate & Institutional Banking.

•                  The loss of $360 million relating to unauthorised foreign currency options trading. This has had a significant impact on Corporate & Institutional Banking earnings.

(1)       The discussion on the following two pages relates to results before significant items. For a reconciliation to net profit refer page 7.

Offsetting those factors was a significant net gain on the sale of the National’s shareholdings in St George Bank Limited, and a net loss on the sale of shareholdings in AMP Limited and HHG PLC, and the writeback of provisions relating to SR Investments, Inc. (HomeSide).

Cash earnings after significant items of $1,977 million for the half year were 2.5% lower than the March 2003 half.

Cash earnings per share decreased 1.6 cents (1.2%) to 131.4 cents. This result included significant items of $127 million relating to foreign currency options losses, sale of shareholdings and the writeback of provisions relating to HomeSide (refer to page 22 for further details).

Cash earnings before significant items of $1,850 million decreased 8.7% on the March 2003 half and 9.4% on the September 2003 half. At constant foreign exchange rates cash earnings before significant items decreased 3.7% and 7.6% respectively.

The key features of the result are the continued improvement in the credit quality of the banking book, growth in underlying earnings in both the Australian retail banking and the Wealth Management operations, and a slowdown in growth in New Zealand retail banking. European retail banking results declined significantly. This reflected lower income levels, increased pension fund charges and higher expenses due to the reinvestment program and compliance costs. Corporate & Institutional Banking results were depressed by increased expenses and higher specific provision charges, coupled with flat income levels. Cash earnings per share before significant items decreased 10.1 cents (7.6%) to 122.9 cents.

Diluted cash earnings per share before significant items also decreased 10.2 cents (7.8%) to 119.9 cents, after taking account of the impact of dilutive adjustments, primarily the exchangeable capital units.

Diluted cash earnings per share before significant items growth (cents)

The interim dividend has increased by 3 cents to 83 cents per share compared with the prior corresponding period and will be 100% franked.

Banking

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). It excludes Wealth Management.

Banking operations generated $1,723 million of total Group cash earnings, a decrease of 12.1% on the prior corresponding period, or 6.6% at constant foreign exchange rates. Income has been flat, while expenses have continued to grow in part reflecting continued investment in the business, compliance-related costs and growth in pension costs. The result includes flat provisioning charges reflecting the continued sound asset quality profile across all regions.

The 2004 efficiency targets established under Positioning for Growth (PfG) are set out below. Financial Services Australia has exceeded its target for the last three halves, but targets for Financial Services Europe and Corporate & Institutional Banking were not achieved.

		Half Year to
Cost to income ratio by banking division	2004 Target	Mar 04%	Sep 03%	Mar 03%
Financial Services Australia	46.0	45.0	45.8	45.6
Financial Services Europe (excluding pension costs)	48.0	55.1	51.4	48.5
Financial Services Europe (including pension costs)		61.5	54.7	50.9
Financial Services New Zealand	48.0	49.6	49.7	50.8
Corporate & Institutional Banking	36.0	41.4	38.7	38.7
Total Banking (including pension fund expense)		50.9	49.6	47.3

As reported in September 2003, the Group achieved its PfG target of a net reduction in full time equivalent employees of 2,040. In addition, 85% of the original PfG targeted annual cost savings of $370 million had been delivered. Since that time, there has been expense growth related to new initiatives and an increase in staffing levels to build the business. The National is currently undertaking a strategic review. This review will be completed during the second half and the outcomes advised to the market at that time.

Wealth Management

Wealth Management reported a solid result, with operating profit of $221 million growing 37% from the March 2003 half and 4% from the September 2003 half. This result was underpinned by the strong performance of both the Insurance business up 22% and the Investments business up 33% (although the Investments business is down 8% on the September 2003 half). Average funds under management and administration (FUMA) grew $3.6 billion, or 5% over the half year reflecting improved investment returns. In addition, the improved equity market performance contributed to higher earnings on shareholders’ retained profits and capital.

The Group continues to invest for future growth, with $16 million after tax of strategic investment expenditure included within the Wealth Management result.

	2004	Half Year to
Wealth Management efficiency targets	Target	Mar 04	Sep 03	Mar 03
Cost to premium income ratio (%)(1)	21.0	19.0	20.0	21.0
Cost to funds under management (basis points) (2)	65	58	60	67

(1)       Excludes volume-related expenses

(2)       Excludes the NAFIM investor compensation and enforceable undertakings and volume-related expenses.

Asset Quality

The National’s asset quality has remained sound, reflecting the Group’s focus on acquiring and retaining quality business.

Gross non-accrual loans for the Group decreased from $1,379 million at 30 September 2003 to $1,171 million at 31 March 2004. This is an outcome of the current credit environment and the ongoing strategy to exit or return impaired assets to performing loans. The proportion of non-accrual loans to gross loans & acceptances has also reduced as a result of the active management of impaired assets.

Major indicators that demonstrate the strengthening credit quality of the Group’s Balance sheet include:

•                      Improvement in the security/collateral coverage across the business;

•                      Favourable movement in the credit ratings across the portfolio; and

•                      Changes in the Group’s asset composition with an increasing proportion of housing lending and a lower proportion of business lending.

The general provision for doubtful debts represents 0.64% of risk-weighted assets. This is based on the calculation of market risk in line with the Standard model, as required by APRA. If the impact of moving to the Standard Method is excluded, the ratio would have been 0.69%. The general provision is calculated via statistical based methodology, which takes account of risk through consideration of the credit rating of the borrower, term of the facility and level of security held against the facility.

The Group operates a strategic credit framework that is focused on asset quality with the objective to protect, manage and enhance the credit risk profile of the National. This approach involves implementing effective credit risk policies that seek to:

•                      Promote independent credit reviews at the industry and account level to assess credit quality and determine retention/exit lending strategies;

•                      Identify problem loans and exposures exhibiting signs of weakening credit quality via early warning indicators and the use of behavioural scoring tools;

•                      Manage a limit violation framework covering industry, single large exposure and counterparty limits;

•                      Diversify the portfolio by geography and sector using portfolio monitoring tools; and

•                      Align business strategy with capital management by achieving appropriate pricing for risk, facility structures aligned to customers needs and ensuring customers are appropriately rated.

Business Portfolio

The global Business Portfolio consists of customers serviced by Retail Banking (Business) and Corporate & Institutional Banking.

The current state of the global economy has created a more favourable credit environment. The Group has actively sought to attract new business and retain existing business that is of investment grade quality.

The changes in the distribution of the business customer ratings, over the 12 months to March 2004, support the trend that the credit quality of the portfolio has improved. The proportion that is equivalent to investment grade AAA to BBB- has increased by 2.3% whereas speculative (BB+ to CCC) and impaired grade both fell.

Retail Banking (Business)

The focus on credit quality includes growing the percentage of the lending book that is fully-secured by assets. Over the past twelve months, Retail Banking (Business) has increased its proportion of fully-secured lending from 58% to 64% of the portfolio. The partially secured and unsecured sectors both decreased.

Business lending categories:

Category A - Bank security > 142% of the facility

Category B - Bank security between 100% to 142% of the facility

Category C - Bank security between 50% to 100% of the facility

Category D - Bank security of < 50% of the facility

Corporate & Institutional Banking

The majority of the portfolio for Corporate & Institutional Banking is partially secured or unsecured, however 92% of the portfolio is investment grade, up from 91% at September 2003 and 88% in September 2002.

Business Industry Exposures

The Group conducts industry reviews on a regular basis to manage its exposure to sectors and to implement strategies to manage designated higher risk industries by way of assessing viability and collateral involved. Industry reviews are also used to identify growth opportunities.

Select Industry Exposures

	As at March 04
	Exposures	% of total Group Exposures	Investment Grade	Non-accrual
	$bn		$bn	$bn
Airlines	1.79	0.40	0.93	0.03
Construction – Residential	3.26	0.74	2.28	0.01
Construction – Non Residential	2.28	0.52	1.78	—
Energy & Utilities	6.88	1.56	5.55	0.27
Telecommunications	2.17	0.49	1.70	0.06

Consumer Portfolio

The consumer portfolio consists of home loans, credit cards, personal loans and other products marketed to retail customers. The asset quality of the consumer portfolio remains sound, as illustrated by the improving trend in the following two charts below.

The rolling write off rate is a measure of consumer loans written off, whereas the 90+ delinquency is a measure of consumer loans whose payments are in arrears by more than 90 days.

Provisioning Coverage – all sectors

The specific provision to gross impaired assets ratio has improved from 33.5% at 30 September 2003 to 41% at 31 March 2004. Similarly total provision to gross impaired assets has improved from 163% to 193% over the same period.

Management Discussion & Analysis – Profitability

PROFITABILITY

Net Operating Income

Group net operating income increased 3.8% from the March 2003 half. Banking other operating income decreased by 0.7%, but increased at constant foreign exchange rates by 4.4% benefiting primarily from continued housing lending growth.

Banking net interest income fell 4.7%, but increased 1.4% at constant foreign exchange rates from the March 2003 half reflecting solid loan growth, partly offset by continued pressure on margins and a fall in Corporate & Institutional Banking’s Markets division net interest income.

Net interest income grew solidly within the Australian and New Zealand retail banking operations, with net interest income growth of 5.2% in Australia and 5.8% in New Zealand at constant foreign exchange rates.

Net Interest Income

Volumes by Division

	Half Year to			Fav/ (unfav) Change on Sep 03
Average interest-earning assets (1)	Mar 04 $bn	Sep 03 $bn	Mar 03 $bn	%	Ex FX %(2)
Financial Services Australia	122.1	115.0	106.8	6.2	6.2
Financial Services Europe	46.2	46.9	50.3	(1.5)	2.4
Financial Services New Zealand	22.2	21.1	20.2	5.2	6.5
Retail Banking	190.5	183.0	177.3	4.1	5.3
Corporate & Institutional Banking	102.3	104.4	110.4	(2.0)	1.5
Other	6.4	5.4	6.2	18.5	18.9
Group average interest-earning assets	299.2	292.8	293.9	2.2	4.1

(1)       Interest-earning assets exclude intercompany balances.

(2)       Change expressed at constant foreign exchange rates.

Net interest margin

Group net interest margin declined 10 basis points from the September 2003 half of 2.50% to 2.40%.

Margin decline occurred in:

•                  Retail Banking, primarily due to the mix effect of the strong growth in mortgages and in lower margin fixed rate lending; and

•                  Corporate & Institutional Banking, primarily due to a reduction in contribution from Money Markets.

Within Retail Banking the 8 basis point decline in contribution to the Group margin is due to a decline in margin across all regions - Australia, Europe and New Zealand.

The decline in Financial Services Australia’s margin of 20 basis points is due to the:

•                  continued growth in home loans and an increase in lower margin fixed rate lending;

•                  unfavourable deposit mix due to growth in lower margin products, primarily non-carded time deposits, business investment accounts and cash management accelerator accounts;

•                  reduced contribution from free funds, due to fall in the 3 year moving average of swap rate from 5.63% during September 2003 half to 5.30% in March 2004 half; and

•                  the prevailing interest rate environment of anticipated cash rate rises resulting in an unfavourable basis risk position.

The decline in Financial Services Europe’s margin of 13 basis points is due to the impact of growth in lower margin fixed rate mortgage lending and a reduction in personal loan volumes.

The decline in Financial Services New Zealand’s margin of 9 basis points also reflects growth in lower margin fixed rate mortgage lending, as well as a reduction in retail deposit margins following a decline in cash rates during the second half of 2003.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038). AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax excluding net interest income of the life insurance statutory funds of the life insurance companies of the Group. As the tax expense/benefit is attributable primarily to the policyholders, the movement in net life insurance income should be viewed on an after tax basis. The life insurance funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half Year to			Fav/ (unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Net life insurance income	455	363	81	25.3	large
Income tax (expense)/benefit	(213)	(196)	70	(8.7)	large
Net life insurance income after tax	242	167	151	44.9	60.3

Net life insurance income after tax has improved 60% on the March 2003 half. This is primarily due to increased investment revenue reflecting the performance of global equity markets as compared to the March 2003 half, partially offset by an increase in policy liabilities.

For detailed discussion on the results of Wealth Management, including the results of the life businesses (above), as well as the results from non-life businesses, refer pages 38 – 42.

Other Operating Income

Movement on March 2003 half

Total Banking other operating income decreased by 0.7% from the prior comparative period to $2,110 million. At constant foreign exchange rates, other operating income increased 4.4%, reflecting:

•                  growth in loan fees from banking on the back of continued strong growth in mortgages and higher transaction volumes in Australia, offsetting pressures in Europe and New Zealand;

•                  growth in loan fees relating to new Specialised Finance deals;

•                  higher trading income relating to Money Markets and Debt Markets due to a switch from low-yielding physical assets to derivative-type instruments and the close-out of hedge swaps in the UK;

•                  growth in the Fleet Management and custody businesses following recent acquisitions;

•                  flat money transfer fees; and

•                  a fall in fees and commissions income primarily due to the impact of the RBA interchange reform in Australia and lower levels of activity in Europe.

Movement on September 2003 half

Total Banking other operating income decreased by 7.0% from the September 2003 half. At constant foreign exchange rates, other operating income decreased 5.5%, due to:

•                  a reduction in money transfer fees;

•                  the inclusion in the September 2003 half of a one off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares and profit on sale of property;

•                  flat loan fees from banking, with growth in Australia being offset by pressures in Europe and New Zealand; and

•                  offset by an increase in trading income.

Wealth Management other operating income increased by 12.6% from the prior comparative period, and 12.3% from the September 2003 half, resulting from improved investor sentiment, with stronger equity markets increasing fee income in the investments business.

Operating Expenses

Total Banking expenses increased 4.2%, or 10.5% at constant foreign exchange rates, from the prior comparative period to $2,866 million.

The result has been impacted by:

•                  increased costs associated with the European defined benefit pension funds - pension charges of £44 million were incurred in March 2004 half (September 2003 half: £24 million, March 2003 half: £18 million), of which £39 million (September 2003 half: £21 million, March 2003 half: £15 million) relates to Financial Services Europe and the balance to other businesses; and

•                  a superannuation contribution holiday in Australia reduced pension fund expenses by $14 million in the March 2004 half (primarily in Financial Services Australia).

Movement on March 2003 half

Total Banking expenses (excluding pension fund expenses) increased 2.8%, or 8.8% at constant foreign exchange rates, from the March 2003 half, reflecting:

•                  higher occupancy costs as a result of annual rent increases and relocation costs;

•                  growth in costs associated with major Group-wide projects - Basel II, IFRS and ISI;

•                  higher software amortisation across the business reflecting prior period investment in infrastructure;

•                  $22 million (after tax) write off of development work associated with the Integrated Systems Implementation (ISI) program;

•                  higher compliance-related and regulatory costs in Europe; and

•                  a small increase in personnel costs (excluding pensions) as salary increases offset productivity improvements.

Movement on September 2003 half

Total Banking expenses (excluding pension fund expenses) decreased 2.6%, or 0.8% at constant foreign exchange rates, from the September 2003 half, primarily resulting from:

•                  the September 2003 half included expenses associated with corporate structure, funding and acquisition-related initiatives;

•                  the impact of the EMU write-off in the September 2003 half; and

•                  lower expenses associated with regulatory compliance.

Wealth Management operating expenses increased 10.7% from the prior comparative period and 5.8% from the September 2003 half to $436 million.

Income Tax Expense

Total Banking’s effective tax rate on cash earnings before significant items has increased from 28.5% in the prior comparative period to 29.7%. This is impacted by structured finance transactions, to which a wide range of tax rates are applied. Further, the March 2004 half has been impacted by the decision not to book the tax benefit on the interest expense relating to Excaps following the receipt of an ATO tax assessment.

A reconciliation of the total Group income tax expense is incorporated in note 12.

Significant Items

Foreign currency options losses

In January 2004, the National announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax, or $252 million after tax. This total loss consists of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.

Further details of this matter may be obtained from the Company’s ASX Announcement on 12 March 2004, which is available on the Group’s website at www.nabgroup.com  The complete PricewaterhouseCoopers and APRA reports relating to the trading losses are also available on the Group’s website.

Sale of strategic shareholdings

On 28 January 2004, the National sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc. This resulted in a net profit on sale of $315 million after tax, which has been recognised in the March 2004 half.

Writeback of HomeSide provision

During the half year to March 2004 the Group wrote back to profit a provision $64 million. This provision was raised at the date of sale of SR Investments, Inc (the parent entity of HomeSide), in relation to estimated probable costs arising from the sale. At this time the expense was treated as a significant item.

Details of significant items are set out at note 13 on page 70.

Management Discussion & Analysis – Capital & Performance Measures

CAPITAL & PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA®)

	Half Year to			Fav/(Unfav) change on
	Mar 04	Sep 03 (3)	Mar 03 (3)	Sep 03	Mar 03
	$m	$m	$m	%	%
Cash earnings before significant items	1,850	2,043	2,027	(9.4)	(8.7)
Tax rate variance (1)	41	(7)	—	large	large
Imputation credits	360	376	351	(4.3)	2.6
EVA® net operating profit after tax	2,251	2,412	2,378	(6.7)	(5.3)

Average shareholders equity	27,055	24,546	23,676	10.2	14.3
Add average cumulative goodwill amortisation	1,724	1,674	1,622	3.0	6.3
Deduct average significant items	(64)	—	—	large	—
Deduct average other equity instruments (2)	(6,422)	(4,216)	(2,848)	(52.3)	large
Deduct average cumulative WM revaluation	(152)	(131)	(308)	16.0	50.6
Average economic capital	22,141	21,873	22,142	1.2	—

Capital charge @ 11.5%	(1,273)	(1,258)	(1,273)	(1.2)	—
EVA®	978	1,154	1,105	(15.2)	(11.5)

(1)       Difference between the EVA tax rate of 30% and the effective tax rate.

(2)       Other equity instruments are National Income Securities, Trust Preferred Securities, preference share capital and outside equity interest.

(3)       These comparatives have changed from those reported in the Full Year Results Announcement September 2003, due to revisions to the calculation methodology.

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business. If the business produces profit in excess of its cost of capital then value is being created for shareholders.

EVA® is used to measure and evaluate the performance of the National’s different operating divisions and is an integral component in product pricing, assessing investment opportunities and the allocation of resources.  Equity is allocated to each business using a risk-adjusted methodology for each division’s credit, market and operational risk.

In conjunction with Stern Stewart, the Group has simplified the EVA® calculation methodology to align it more closely to cash earnings and ordinary shareholders funds.

EVA®‘s net operating profit after tax (NOPAT) is based on cash earnings before significant items (using 30% projected tax rate) plus the calculated benefit of imputation credits earned by paying Australian tax.  Capital charge is based on the Group’s cost of capital (11.5% per annum) and is applied to a calculated economic capital that is based on average shareholders equity.

The EVA® result for the March 2004 half year has declined by 11.5% and 15.2% on the March 2003 and September 2003 half years, respectively. This reflects the impact of the fall in cash earnings, with the capital charge remaining flat compared to the previous periods.

EVA® is a registered trademark of Stern Stewart & Co.

Capital Position

Regulatory capital ratios are set out below.

	Target	As at
	ratio	Mar 04	Sep 03	Mar 03
	%	%	%	%
Core Tier 1 (excluding hybrid equity)	6.0 - 6.5	6.41	6.38	6.42
Tier 1	7.0 - 7.5	7.47	7.82	7.47
Total Capital	10.0 - 10.5	9.35	9.70	9.16

The APRA report into irregular currency options trading at the National (dated 24 March 2004) requires the National’s internal target for total capital to rise to 10.00% of risk-weighted assets. Previously the Group’s target total capital ratio was 9.00% to 9.50%. The increased target ratio for total capital is expected to be achieved through a combination of underwriting of the Group’s dividend reinvestment plan and Tier 2 subordinated debt issuance.

The calculation to determine the market risk capital component of risk-weighted assets at 31 March 2004 was carried out on a best estimate basis under the Standard Method as directed by APRA. The difference of  $17,875 million in risk-weighted assets between the Standard Method calculation ($21,750 million) and the Internal Model Method ($3,875 million) that was used for prior period calculations, reflects the following:

•                  The Standard Method, as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions; and

•                  The limited time frame to implement the Standard Method impacting the ability to explore all position offsetting opportunities permitted by APS 113.

In addition to regulatory capital ratios, the National uses the ratio of adjusted common equity to risk-weighted assets (the ACE ratio) as a key capital target. It measures the capital available to support the banking operations, after deducting the Group’s investment in wealth management operations. The Group’s target range for the ACE ratio is 4.75% to 5.25%. As at 31 March 2004, the ACE ratio was 5.36%, an increase from 4.95% at 30 September 2003.  Refer to note 15 regarding the components of the ACE ratio.

Redemption of Tier 1 preference shares

On January 22, 2004 the National bought back 36,008,000 fully paid non-converting non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. TrUEPrS were redeemed on the same day. The financial effects of the buy-back, redemption and dissolution of the capital raising structure recognised in the March 2004 half include a reduction in contributed equity of $730 million, a reduction in cash of $582 million and a net increase in retained profits and reserves of $148 million.

Share Buy-back Program

In October 2003 the Group announced its intention to repurchase approximately 25.5 million shares over the year to 30 September 2004. However, in March 2004 the National announced that it was terminating the share buy-back program. During the half year, the National bought back 5.5 million shares at an average price of $29.58, thereby reducing ordinary equity by $162 million. The highest price paid was $30.22 and the lowest price paid was $28.70.

Management Discussion & Analysis - Total Banking

TOTAL BANKING

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding and Corporate Centre). It excludes Wealth Management.

Performance Summary

	Half Year to		Fav/(unfav) change on Mar 03
Comparison to March 2003 half	Mar 04	Mar 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,519	3,692	(4.7)	1.4
Other operating income (2)	2,110	2,124	(0.7)	4.4
Total income	5,629	5,816	(3.2)	2.5
Pension fund expense	(136)	(95)	(43.2)	(58.9)
Other operating expenses (2)	(2,730)	(2,655)	(2.8)	(8.8)
Underlying profit	2,763	3,066	(9.9)	(4.7)
Charge to provide for doubtful debts	(305)	(321)	5.0	(0.6)
Cash earnings before tax	2,458	2,745	(10.5)	(5.4)
Income tax expense	(730)	(781)	6.5	2.4
Cash earnings before significant items and outside equity interest	1,728	1,964	(12.0)	(6.5)
Net profit attributable to outside equity interest	(5)	(4)	(25.0)	(50.0)
Cash earnings before significant items	1,723	1,960	(12.1)	(6.6)

	Half Year to		Fav/(unfav) change on Sep 03
Comparison to September 2003 half	Mar 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,519	3,610	(2.5)	(0.7)
Other operating income (2)	2,110	2,270	(7.0)	(5.5)
Total income	5,629	5,880	(4.3)	(2.5)
Pension fund expense	(136)	(112)	(21.4)	(26.1)
Other operating expenses (2)	(2,730)	(2,803)	2.6	0.8
Underlying profit	2,763	2,965	(6.8)	(5.2)
Charge to provide for doubtful debts	(305)	(311)	1.9	1.0
Cash earnings before tax	2,458	2,654	(7.4)	(5.7)
Income tax expense	(730)	(731)	0.1	(1.0)
Cash earnings before significant items and outside equity interest	1,728	1,923	(10.1)	(8.3)
Net profit attributable to outside equity interest	(5)	(4)	(25.0)	(25.0)
Cash earnings before significant items	1,723	1,919	(10.2)	(8.3)

Key Performance Measures

	Half Year to
	Mar 04	Sep 03	Mar 03
Performance & profitability
Cost to income ratio	50.9%	49.6%	47.3%

(1)                               Change expressed at constant foreign exchange rates.

(2)                               Total Banking is before inter-divisional eliminations.

Management Discussion & Analysis – Retail Banking

RETAIL BANKING

The regional Retail Banking Divisions include the business, agribusiness and consumer financial services retailers, as well as cards, payments and leasing units together with supporting Customer Service and Operations. These operate in Australia, Europe and New Zealand. They exclude Wealth Management, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). The regional Retail Banking businesses aim to develop long-term relationships with their customers by providing products and services that consistently meet the full financial needs of customers.

	Half Year to		Fav / (Unfav) Change on Mar 03
Comparison to March 2003 half	Mar 04	Mar 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,177	3,255	(2.4)	2.8
Other operating income (2)	1,559	1,613	(3.3)	1.1
Total income	4,736	4,868	(2.7)	2.2
Pension fund expense	(119)	(80)	(48.8)	(66.3)
Other operating expenses (2)	(2,276)	(2,258)	(0.8)	(5.7)
Underlying profit	2,341	2,530	(7.5)	(3.6)
Charge to provide for doubtful debts	(217)	(295)	26.4	21.4
Cash earnings before tax	2,124	2,235	(5.0)	(1.2)
Income tax expense	(659)	(682)	3.4	(0.6)
Cash earnings before significant items	1,465	1,553	(5.7)	(2.0)

	Half Year to		Fav / (Unfav) Change on Sep 03
Comparison to September 2003 half	Mar 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,177	3,242	(2.0)	(0.5)
Other operating income (2)	1,559	1,604	(2.8)	(1.5)
Total income	4,736	4,846	(2.3)	(0.8)
Pension fund expense	(119)	(96)	(24.0)	(29.2)
Other operating expenses (2)	(2,276)	(2,280)	0.2	(0.7)
Underlying profit	2,341	2,470	(5.2)	(4.0)
Charge to provide for doubtful debts	(217)	(271)	19.9	18.5
Cash earnings before tax	2,124	2,199	(3.4)	(2.2)
Income tax expense	(659)	(673)	2.1	0.9
Cash earnings before significant items	1,465	1,526	(4.0)	(2.8)

(1)       Change expressed at constant exchange rates.

(2)       Retail Banking is the sum total of Financial Services Australia, Financial Services New Zealand and Financial Services Europe, before inter-divisional eliminations.

Management Discussion & Analysis – Financial Services Australia

FINANCIAL SERVICES AUSTRALIA

Performance Summary

	Half Year to			Fav/(Unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Net interest income	1,799	1,809	1,710	(0.6)	5.2
Other operating income	989	1,000	950	(1.1)	4.1
Total income	2,788	2,809	2,660	(0.7)	4.8
Pension fund expense	(29)	(42)	(40)	31.0	27.5
Other operating expenses	(1,225)	(1,246)	(1,174)	1.7	(4.3)
Underlying profit	1,534	1,521	1,446	0.9	6.1
Charge to provide for doubtful debts	(105)	(142)	(156)	26.1	32.7
Cash earnings before tax	1,429	1,379	1,290	3.6	10.8
Income tax expense	(430)	(412)	(386)	(4.4)	(11.4)
Cash earnings before significant items (1)	999	967	904	3.3	10.5

(4)       Refer to Note 1 for a reconciliation of Financial Services Australia’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.33%	1.39%	1.39%
Cost to income ratio	45.0%	45.8%	45.6%
Cash earnings per average FTE (annualised) ($’000)	115	108	100
Net interest income
Net interest margin	2.91%	3.11%	3.18%
Net interest spread	2.39%	2.64%	2.73%
Average balance sheet ($bn)
Gross loans and acceptances	145.0	137.1	127.7	5.8%	13.5%
Interest-earning assets	122.5	115.3	107.1	6.2%	14.4%
Retail deposits	65.4	61.5	59.7	6.3%	9.5%

	As at
	Mar 04	Sep 03	Mar 03
Asset quality
Gross non-accrual loans ($m)	429	494	685
Gross loans and acceptances ($bn)	148.8	140.5	131.3
Gross non-accrual loans to gross loans and acceptances	0.29%	0.35%	0.52%
Specific provision to gross impaired assets	34.0%	27.6%	31.3%
Full-time equivalent employees (FTE)	17,663	17,233	18,149

Financial performance

Cash earnings increased 10.5% over the prior corresponding period and 3.3% on the September 2003 half, reflecting a lower charge to provide for doubtful debts (primarily due to a single large exposure in the prior periods) and strong growth in housing lending.

Underlying profit increased 6.1% compared with the March 2003 half and is in line with the September 2003 half. The cost to income ratio improved on the two previous half years and for the March 2004 half year was 45.0%.

•     Net interest income grew 5.2%, reflecting strong growth in housing lending and deposit volumes, as well as the impact of a reduction in the net interest margin. Housing lending grew 17.1% from March 2003, (18.0% including investment housing). The net interest margin has reduced 27 bps, largely due to continued stronger growth in housing lending, coupled with a higher proportion of growth in fixed rate lending.

•     Net interest income fell 0.6% when compared to the September 2003 half, largely due to a less favourable interest rate environment arising from market anticipation of a cash rate rise.

•     Retail deposits grew 9.7% from March 2003, reflecting a strong sales and pricing focus. A large proportion of the growth was in term deposit and demand deposit accounts, which attract lower margins.

•                  Other operating income increased 4.1% as a result of business transaction and fee repricing in May 2003, growth in bill acceptances (up 9.4% since March 2003), and recovery of occupancy costs through internal income from Wealth Management of $17 million. The implementation of RBA designated credit card interchange margins from 31 October 2003 unfavourably impacted income by $20 million.

•                  The flat result compared to September 2003, is primarily due to the impact of profit on sale of property recorded in the prior half year and the RBA interchange impact.

•                  Total operating expenses have grown by 3.3% over the prior corresponding period.

•                  Personnel expenses were 3.1% lower including the impact of a superannuation contribution holiday of $14 million and an FBT overprovision writeback of $7 million. Implementation of productivity initiatives during 2003 has enabled salary increases from the Enterprise Bargaining Agreement of 4.5% from 1 January 2004 to be absorbed.

•                  Occupancy expenses have increased 18%. This increase includes the consolidation of all Australian-based property costs to Financial Services Australia (offset in internal income) and the impact of annual rent reviews.

•                  Technology costs have increased 12%, including higher software amortisation on the completion of projects and the sale and leaseback of voice and data equipment (moving from a 10 year depreciation cycle to a 3 year lease).

•                  Fleet maintenance costs increased $7 million, reflecting growth in the business.

•                  Total expenses reduced 2.6% compared with the September 2003 half mostly due to lower personnel costs. Staff numbers have increased by 430 since 30 September 2003 including a graduate intake, temporary staff to support the transition to automated business lending processes and additional frontline and support staff in Business Financial Services.

Asset quality has further improved this half. The result for the prior two halves was impacted by one large account with a provision of $46 million in March 2003 and $58 million in September 2003. The continued program to improve credit quality and capital efficiency has resulted in a 23 basis point reduction in gross non-accrual loans as a percentage of gross loans and acceptances to 0.29%.

Key developments

•                  Market share in Agribusiness lending increased strongly in the 12 months to February 2004, up from 21.7% to 28.9%. Business lending leading market share has reduced from 26.5% to 26.0% for the same period (source: Taylor Nelson Sofrais).

•                  Deployment of new integrated financial services centres (IFSC’s) continues, with 11 launched this half year and on target to achieve the planned rollout of 42 IFSCs by the end of the financial year. At IFSCs customers have access to a broad range of National financial services specialists, enabling the National to provide a one-stop-shop for customers’ financial advice needs.

•                  In December 2003 the National was announced as the gold winner of the National Centre for Database Marketing (NCDM) Database Excellence Awards. Winning this award demonstrates the commitment to developing processes that support the customer relationship management strategy for the organisation. In the last financial year over 1 million targeted customer contacts were generated through National Leads.

•                  Roll-out of National Leads to all Agribusiness and National Financial Planners is complete. National Leads is an automated program that facilitates identification and fulfilment of customer sales opportunities within the existing customer base. All Relationship Managers and National Financial Planners are provided with a small number of highly targeted leads each week enabling them to make proactive contact with customers, thereby increasing share of wallet and customer loyalty.

•                  Rollout of eBL (electronic Business Lending) within Business and Agribusiness segment is underway and will be complete by September 2004. This automated lending process reduces turnaround times for Business and Agribusiness customer lending and delivers processing efficiencies.

Management Discussion & Analysis – Financial Services Europe

FINANCIAL SERVICES EUROPE

Performance Summary

	Half Year to			Fav/(Unfav) change on
Australian dollars	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Net interest income	1,043	1,110	1,217	(6.0)	(14.3)
Other operating income	410	442	496	(7.2)	(17.3)
Total income	1,453	1,552	1,713	(6.4)	(15.2)
Pension fund expense	(92)	(53)	(40)	(73.6)	large
Other operating expenses	(803)	(794)	(832)	(1.1)	3.5
Underlying profit	558	705	841	(20.9)	(33.7)
Charge to provide for doubtful debts	(100)	(115)	(132)	13.0	24.2
Cash earnings before tax	458	590	709	(22.4)	(35.4)
Income tax expense	(150)	(183)	(219)	18.0	31.5
Cash earnings before significant items (1)	308	407	490	(24.3)	(37.1)
Add: Pension fund expense (after tax)	64	37	28	73.6	large
Cash earnings before pension fund expense & significant items	372	444	518	(16.2)	(28.2)

(1)       Refer to Note 1 for a reconciliation of Financial Services Europe’s result to Group net profit.

Pounds sterling	£m	£m	£m	%	%
Net interest income	436	446	441	(2.2)	(1.1)
Other operating income	172	177	180	(2.8)	(4.4)
Total income	608	623	621	(2.4)	(2.1)
Pension fund expense	(39)	(21)	(15)	(85.7)	large
Other operating expenses	(335)	(320)	(301)	(4.7)	(11.3)
Underlying profit	234	282	305	(17.0)	(23.3)
Charge to provide for doubtful debts	(42)	(46)	(48)	8.7	12.5
Cash earnings before tax	192	236	257	(18.6)	(25.3)
Income tax expense	(63)	(74)	(79)	14.9	20.3
Cash earnings before significant items	129	162	178	(20.4)	(27.5)

Add: Pension fund expense (after tax)	27	15	11	85.7	large
Cash earnings before pension fund expense & significant items	156	177	189	(11.9)	(17.5)

Key Performance Measures

	Half year to			Fav/(unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Performance & profitability
Return on average assets (annualised)	0.97%	1.28%	1.43%
Cost to income ratio	61.5%	54.7%	50.9%
Cost to income ratio (excl. pension fund expense)	55.1%	51.4%	48.5%
Cash earnings per average FTE (annualised) (£’000)	22	28	31
Net interest income
Net interest margin	4.16%	4.29%	4.31%
Net interest spread	3.69%	3.83%	3.82%
Average balance sheet (£bn)
Gross loans and acceptances	19.1	18.6	18.1	2.7%	5.5%
Interest-earning assets	20.6	20.5	20.2	0.5%	2.0%
Retail deposits	14.9	14.8	14.4	0.7%	3.5%

	As at
	Mar 04	Sep 03	Mar 03
Asset quality
Gross non-accrual loans (£m)	101	122	162
Gross loans and acceptances (£bn)	19.2	18.7	18.3
Gross non-accrual loans to gross loans and acceptances	0.53%	0.65%	0.89%
Specific provision to gross impaired assets	43.7%	39.9%	35.7%
Full-time equivalent employees (FTE)	11,661	11,411	11,551

Financial performance (in local currency)

Cash earnings decreased 27.5% on the prior corresponding period and 20.4% on the September 2003 half. Higher pension fund expenses have negatively impacted this result. If this impact is excluded, cash earnings decreased 17.5% on the March 2003 half and 11.9% on September 2003 half.

Including pension fund expenses, underlying profit is down 23.3% on the March 2003 half.

•                  FSE lending has increased 4.9% over the last 12 months and 2.7% on September 2003:

•                  An increased focus on mortgage lending has resulted in growth of mortgage volumes of 11.9% over the last 12 months;

•                  Business lending has increased by 7.1% over the last 12 months.

•                  Retail deposits have grown 1.8%, with non-interest bearing deposits growing by 7.9%.

•                  Net interest margin has decreased from 4.31% in the March 2003 half to 4.16%. This contraction has offset volume growth, reflecting the shift in product mix towards lower margin lending products.

•                  Other operating income has decreased 4.4% compared to the prior corresponding period, resulting from reduced transaction fees with lower levels of activity, and lower lending fee income from lower volumes of business commitment fees.

•                  Operating expenses, excluding pension expenses, increased 11.3% driven by:

•                  additional provisions for retiree medical expenses, endowment mis-selling and regulatory costs of £14 million;

•                  £4 million of spend in relation to Integrated Financial Solutions centres, including personnel costs from the uplift in the number of customer-facing staff to support the growth strategy in the South of England;

•                  £4.5 million of increased investment expenditure including investments in the Customer Connect System, involving replacement of the front-end systems and expenditure on integration;

•                  on-going expenditure on regulatory projects, such as compliance costs for Chip & Pin technology (mandatory European project to reduce card fraud), Basel II, IFRS and the Financial Services Authority mortgage regulation program;

•                  growth in advertising costs in relation to branding and communication-related expenses; and

•                  growth in insurance costs.

The charge to provide for doubtful debts decreased 12.5% on the prior corresponding period and 8.7% on the September 2003 half. During the year, asset quality within the lending book has continued to improve with higher recovery rates and lower gross write-offs. The changing portfolio mix towards lower risk products has contributed towards this favourable outcome.

Key developments

•                  The launch of a brand awareness program highlighting the Group’s growing investment in its UK and Irish franchises. Early indicators of success include an improvement in Clydesdale Bank Business segment market share indicating that improvements in customer loyalty and satisfaction scores have begun to feed through to sales.

•                  A major program aimed at delivering improved financial products and services to all customers. Program deliverables to date include:

•                  The launch of Integrated Financial Solutions centres. This commenced with the first four centres opening in Liverpool, Bristol, Reading & Southampton generating £1.2 million in revenue. The next phase will see four further centres in Oxford, Milton Keynes (opening May), Maidstone and Guildford (opening June/July) with further centres planned by September;

•                  The first phase of Customer Connect System was successfully implemented to more than 30 Yorkshire Bank outlets. System enhancements that enable improved customer service and sales opportunities will be introduced in the last quarter of 2004; and

•                  The launch of new product packages which offer “offset” mortgages, the current account plus and new Business and Farm investment loans. These packages are more competitive and provide customers with more features. The initial response to these new offers has been positive.

Management Discussion & Analysis – Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Performance Summary

	Half year to			Fav/(unfav) change on
Australian dollars	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Net interest income	335	323	328	3.7	2.1
Other operating income	160	162	167	(1.2)	(4.2)
Total income	495	485	495	2.1	—
Other operating expenses	(246)	(241)	(252)	(2.1)	2.4
Underlying profit	249	244	243	2.0	2.5
Charge to provide for doubtful debts	(12)	(14)	(7)	14.3	(71.4)
Cash earnings before tax	237	230	236	3.0	0.4
Income tax expense	(79)	(78)	(77)	(1.3)	(2.6)
Cash earnings before significant items (1)	158	152	159	3.9	(0.6)

(1)       Refer to Note 1 for a reconciliation of Financial Services New Zealand’s result to Group net profit.

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%
Net interest income	382	364	361	4.9	5.8
Other operating income	182	183	184	(0.5)	(1.1)
Total income	564	547	545	3.1	3.5
Other operating expenses	(280)	(272)	(277)	(2.9)	(1.1)
Underlying profit	284	275	268	3.3	6.0
Charge to provide for doubtful debts	(14)	(15)	(8)	6.7	(75.0)
Cash earnings before tax	270	260	260	3.8	3.8
Income tax expense	(90)	(88)	(85)	(2.3)	(5.9)
Cash earnings before significant items	180	172	175	4.7	2.9

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.17%	1.21%	1.29%
Cost to income ratio	49.6%	49.7%	50.8%
Cash earnings per average FTE (annualised) (NZ$’000)	85	80	83
Net interest income
Net interest margin	2.56%	2.65%	2.78%
Net interest spread	2.78%	2.89%	3.09%
Average balance sheet (NZ$bn)
Gross loans and acceptances	25.6	24.5	22.5	4.5%	13.8%
Interest-earning assets	29.6	27.3	25.9	8.4%	14.3%
Retail deposits	16.6	16.1	15.6	3.1%	6.4%

	As at
	Mar 04	Sep 03	Mar 03
Asset quality
Gross non-accrual loans (NZ$m)	39	30	38
Gross loans and acceptances (NZ$bn)	26.2	24.6	22.9
Gross non-accrual loans to gross loans and acceptances	0.15%	0.12%	0.17%
Specific provision to gross impaired assets	59.5%	34.5%	28.8%
Full-time equivalent employees (FTE)	4,238	4,257	4,221

Financial performance (in local currency)

Cash earnings increased 2.9% over the prior corresponding period (4.7% over the September half). Strong growth in lending and retail deposits, productivity improvements and sound asset quality were features of the result.

Underlying profit grew 6.0% on the March 2003 half.

•                  Net interest income grew by 5.8% over the March 2003 half (4.9% over the September half) reflecting strong volume growth in business and personal lending and retail deposits.

•                  In 2003, BNZ ceased selling mortgages via the mortgage broker channel in New Zealand and over that period it has increased market share in that segment (source: RBNZ). Also BNZ was the only bank to increase customer satisfaction from 57% to 71% according to Auckland University’s customer survey (2003) which underlines the success of the strategy.

•                  Housing volumes grew 18.7% (compared to systems growth of 16.0%), reflecting the continued popularity of BNZ products. BNZ has a number of unique products in the market which are proving to be very popular such as ‘FlyBuys’ which offer loyalty points on home loans.

•                  Cash rates in New Zealand fell 50bps from the corresponding March half and with interest rates at historical lows, product mix has changed as customers move to fixed rate products in order to ‘lock-in’ lower rates. This has put further pressure on the net interest margin. The decline in cash rates has also put downward pressure on retail deposits margins.

•                  Other operating income is flat on the prior periods. Growth as a result of higher volumes and transaction levels has been offset by a trend for customers to modify their activity to minimise fees.

•                  Other operating expenses have increased by 1.1% over the prior corresponding period. Continued efficiency gains have however resulted in the cost to income ratio improving from 50.8% to 49.6%.

•                  Underlying increase in personnel expenses has been due to renegotiated standard terms of employment. Non-personnel expenses growth has remained relatively flat.  Increases in occupancy costs have been offset by productivity improvements.

•                  The increase in expenses from the September half is due to timing of advertising initiatives and personnel costs.

Gross non-accrual loans to gross loans and acceptances remains low at 0.15% which reflects the continued focus on maintaining credit quality. Total specific provisions to gross impaired assets have increased to 59.5% in the March 2004 half reflecting a higher level of specific provisioning coverage in Business. Gross impaired assets have increased slightly to $39 million.

Key developments

•                  Customer registrations for Internet Banking are at 175,000 at the end of February 2004, which represents an increase of 51,000 (41%) over the same time last year.

•                  Work is continuing on initiatives to improve customer service with a pilot underway for a new tellers’ customer service platform, which will allow faster and more extensive service for customers in branches. BNZ are also making branch manager appointments to our network, reintroducing a role that has not existed for several years. Under the appointments, branch managers will be responsible for all aspects of service and sales delivery in branches. The public response to this initiative has been overwhelmingly positive.

•                  Tertiary students have been targeted with a new package called ‘Campus pack’. Historically BNZ has been underweight in its natural share in the youth market. Response from students has been strong with the number of tertiary students banking increasing by 60%.

Management Discussion & Analysis – Corporate & Institutional Banking

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking (CIB) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. CIB operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

CIB comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Transactional Solutions and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Performance Summary

	Half year to			Fav/(unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03	Mar 03 Ex FX(1)
	$m	$m	$m	%	%	%
Net interest income	371	392	456	(5.4)	(18.6)	(11.4)
Other operating income	596	590	512	1.0	16.4	24.4
Total income	967	982	968	(1.5)	(0.1)	7.5
Other operating expenses	(400)	(380)	(375)	(5.3)	(6.7)	(16.3)
Underlying profit	567	602	593	(5.8)	(4.4)	2.0
Charge to provide for doubtful debts	(88)	(44)	(26)	large	large	large
Cash earnings before tax	479	558	567	(14.2)	(15.5)	(9.5)
Income tax expense	(99)	(106)	(133)	6.6	25.6	21.1
Cash earnings before significant items (2)	380	452	434	(15.9)	(12.4)	(6.0)
Net profit attributable to outside equity Interest	(5)	(5)	(4)	—	(25.0)	50.0
Cash earnings before significant items and after outside equity interest	375	447	430	(16.1)	(12.8)	(6.5)

(1)       Change expressed at constant foreign exchange rates.

(2)       Refer to note 1 for a reconciliation of Corporate & Institutional Banking’s result to Group net profit.

Key Performance Measures

Performance & profitability
Cost to income ratio	41.4%	38.7%	38.7%
Cash earnings per average FTE (annualised)($’000) (3)	279	347	342
Net interest income
Net interest margin	0.52%	0.54%	0.60%
Average balance sheet ($bn)
Core lending	37.6	38.5	40.2	(2.3)%	(6.5)%
Gross loans and acceptances (4)	42.8	44.2	46.0	(3.1)%	(7.0)%
Interest-earning assets	142.3	143.7	151.2	(1.0)%	(5.9)%

(3)       Cash earnings before significant items and after outside equity interest

	As at
	Mar 04	Sep 03	Mar 03
Asset quality
Gross non-accrual loans ($m)	456	539	427
Gross loans and acceptances ($bn) (4)	43.0	44.5	45.4
Gross non-accrual loans to gross loans and acceptances	1.06%	1.21%	0.94%
Specific provision to gross impaired assets	45.0%	36.1%	43.3%
Full-time equivalent employees (FTE)	2,720	2,624	2,549

(4)       Comparative balances for gross loans and acceptances have been restated to reflect the reclassification of reverse repurchase agreements from ‘gross loans and advances’ to ‘cash and liquid assets’ and ‘due from other financial institutions’. Gross loans and acceptances now equate to core lending and acceptances as disclosed at September 2003.

Financial performance

Cash earnings before significant items of $375 million decreased 12.8% on the March 2003 half year and is 16.1% lower than the September 2003 half. This excludes losses announced in January 2004 related to unauthorised trading in foreign currency options of $360 million pre-tax ($252 million after tax) which have been classified as a significant item.

•                  Approximately 50% of Corporate & Institutional Banking’s cash earnings before significant items are generated from offshore markets. Comparative performance has been adversely affected by the strong appreciation in the Australian dollar, particularly in comparison to the March 2003 half year. At constant exchange rates cash earnings decreased by 6.5% on the March 2003 half year.

•                  Total income for the half year decreased 0.1% on the March half 2003, however increased 7.5% at constant exchange rates. In comparison to the September 2003 half year revenue has been relatively flat at constant exchange rates. The split of net interest income and other operating income can vary considerably depending on market activity and economic conditions. Net interest income decreased 18.6% on the March half and 5.4% on the September half, largely due to a reduction in Money Markets income, a change in mix of Structured Finance transactions and lower interest on capital deployed.  Other operating income grew 16.4% on the March 2003 half with improved client fee income streams and strong Specialised Finance performance.

•                  The focus on growing core relationships has continued, and this has resulted in the maintenance of a solid base in underlying client income. Client-based income grew 11.5% in comparison to the March 2003 half year and 0.9% on September 2003 half year at constant exchange rates. Client income in the current half year has been adversely impacted by reduced demand for debt market products due to the low US interest rate environment and an increase in clients accessing global capital markets for funding.

•                  The reduction in margin from the March 2003 half to the September 2003 half is primarily due to product mix, with a reduction in contribution from money markets and growth in securities under reverse repurchase agreements. Net interest margin has remained relatively stable from September 2003 half.

•                  Expenses have increased 6.7%, or 16.3% at constant exchange rates on the prior corresponding period. This is the result of growth in personnel costs reflecting annual salary reviews, higher staff numbers and redundancy provisions, growth in occupancy costs and transaction-related expenses, and higher software amortisation charges. This increase reflects initiatives to support the growth in client income.

•                  The charge to provide for doubtful debts has doubled on the September half as a result of increased specific provision charges.

•                  Asset quality has continued to improve, with the level of exposures rated investment grade or above increasing from 91.4% at September 2003 to 92.3% as at March 2004. The level of gross non-accrual loans to gross loans and acceptances has reduced from 1.21% at September 2003 to 1.06% at March 2004 with the level of specific provision coverage on impaired assets increasing by 8.9 percentage points to 45.0% at March 2004.

Key developments

•                  A program is in place to address the issues arising from the APRA and PwC reports into the unauthorised currency options trading loss.

•                  Awarded the following in the INSTO Annual Distinction Awards, December 2003:

•                  Project Finance House of the Year

•                  Project Finance Deal of the Year

•                  Vanilla Bond House of the Year

•                  Cash Management House of the Year

Management Discussion & Analysis – Wealth Management

WEALTH MANAGEMENT

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Operating Profit

	Half Year to			Fav/(Unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Investments (1)	77	84	58	(8.3)	32.8
Insurance (2)	121	105	99	15.2	22.2
Private Bank	32	31	25	3.2	28.0
Other (including regulatory programs) (3)	(37)	(34)	(24)	(8.8)	(54.2)
Strategic investment expenditure	(16)	(15)	(13)	(6.7)	(23.1)
Profit from operations (after tax)	177	171	145	3.5	22.1
Investment earnings on shareholders’ retained profits and capital from life businesses	44	42	16	4.8	large
Operating profit after tax and outside equity interest	221	213	161	3.8	37.3
Revaluation profit/(loss) after tax	148	5	(205)	large	large
Net profit before significant items and after outside equity interest	369	218	(44)	69.3	large

(1)       Investments include funds management, funds administration and asset management.

(2)       Insurance includes retail insurance (retail risk insurance encompassing term, trauma and disability insurance, life insurance and general insurance agency) and group insurance.

(3)       Other includes Advice Solutions and other businesses and shareholders branches of the life companies. The costs of NAFiM investor compensation and enforceable undertakings are included in this line.

Key Performance Measures

	Half Year to			Fav/(Unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
				%	%
Sales ($bn)	7.2	7.1	5.3	1.4	35.8

	As at
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
				%	%
Total funds under management and administration ($bn)
• Spot	76.7	73.1	65.1	4.9	17.8
• Average	74.3	70.6	66.4	5.2	11.9
INVESTMENTS BUSINESS
Market share – Australia%
Platforms – master funds & wraps (1) (2)	18.8	19.2	N/a
Net annual Platform inflows (1)	7.3	10.5	N/a
Retail funds management (1)	13.1	13.7	14.1
Net annual retail inflows (1)	5.5	11.3	16.7
Wholesale funds management (1)	7.0	6.7	6.3
Net annual wholesale inflows (1)	9.0	30.7	29.0

	As at			Fav/(Unfav) change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
				%	%
INSURANCE BUSINESS
Annual InForce Premiums ($m) (3)
• Retail Risk insurance	469.3	445.2	414.5	5.4	13.2
• Group insurance	108.2	109.1	105.0	(0.8)	3.0
Market share – Australia (%)
Retail risk insurance (4)	15.0	14.7	14.1
New retail risk annual premiums (4)	15.4	16.5	16.8

Financial advisers (No.)	3,153	3,215	2,972	(1.9)	6.1
Bank channels	648	643	643	0.8	0.8
• Australia	477	456	415	4.6	14.9
• Europe	171	187	228	(8.6)	(25.0)
Aligned businesses	2,505	2,572	2,329	(2.6)	7.6
• Australia	909	947	1,048	(4.0)	(13.3)
• Europe	55	64	69	(14.1)	(20.3)
• Asia	1,541	1,561	1,212	(1.3)	27.1
External Financial Advisers	1,764	1,696	1,435	4.0	22.9
• Australia	1,266	1,346	1,366	(5.9)	(7.3)
• Europe (5)	498	350	69	42.3	large
Full-time equivalent employees (FTEs) (No.)	6,068	6,174	5,910	(1.7)	2.7

(1)       Source: ASSIRT Market Share Reports as at December 2003, June 2003 and December 2002.

(2)       From 30 June 2003, National/MLC changed the methodology used to report Platform data to only include assets on the MLC platform. Market share data prior to this date is not comparable (market share based on the old methodology March 2003: 24.3%).

(3)       Annualised inforce premiums for Australia and New Zealand only.

(4)       Source: DEXX&R Research Reports as at December 2003, June 2003, and September 2002. Retail risk insurance includes term, trauma and disability insurance

(5)       Represents registered individuals who have signed “terms of business” agreements with the Pivotal business.

Financial performance

Net profit (after outside equity interest) for the March 2004 half year was $369 million, comprising $221 million of profit generated through operations and $148 million of revaluation profit. Operating profit after tax grew 37.3% on the March 2003 half reflecting the impact of the continued strong growth in the Insurance business and the impact of the improvement in equity markets on the Investments business and shareholders retained profit and capital.

The business continued to invest, incurring a $16 million after tax profit impact from investment expenditure to fund strategic investment programs in both Australia and the UK, and continued the divestment of non-core operations identified as part of a detailed portfolio review.

Investments

Investments profit from operations increased by $19 million, or 32.8% on the March 2003 half. The strong performance of equity markets over the last 12 months has resulted in 11.9% growth in average funds under management on the March 2003 half with fee revenue increasing in all regions.

The March 2004 result includes the adverse impact of the recognition of a prior period tax underprovision of $10 million.

The closing funds under management balance of $76.7 billion was impacted by approximately $1 billion of outflows resulting from the sale of National Australia Life in the UK, the National Australia Mortgage Fund and the closure of Your Prosperity during the March 2004 half.

Despite recent falls in market share, Wealth Management continues to be the number one provider of retail investment platforms in Australia with a market share of 18.8% and number two in retail funds under management with a market share of 13.1% as at 31 December 2003. Recent Australian retail market share performance includes the impact of initiatives to drive sustainable profit growth such as ‘Transition to Advice’ in the Bank channels.

Wholesale funds under management continues to grow with market share increasing to 7.0% to retain 4th ranking. The June 2003 and December 2002 net annual wholesale inflows market share reflects Wealth Management being one of the few fund managers in the market with positive inflows in those periods, illustrating the lumpy nature of the industry.

The cost to funds under management ratio for the Investments business* achieved 58 basis points as a result of cost containment and increased funds under management. This compares with 67 basis points for the March 2003 half (2004 full year target - 65 basis points).

*Excluding costs of NAFiM investor compensation and enforceable undertakings and volume-related expenses.

Insurance

Profit from operations growth of 22.2% on the March 2003 half in the Insurance business represents a continuation of the solid result achieved in the September 2003 half. The retail risk insurance businesses benefited from growth in annual inforce insurance premiums, the result of stable sales and favourable lapse experience, the latter particularly in relation to lump sum business. Additionally, a continued focus on disability claims management has had a favourable impact.

This performance is supported through Wealth Management retaining the largest share of the Australian total retail life insurance market (excluding re-insurers) for both annual in-force premiums and new retail risk annual premiums. Wealth Management has continued to focus on writing quality business and enhancing product design to underpin long-term and sustainable profit growth.

The Insurance result also includes the favourable impact of an additional receipt of profit share commission income on the Creditor Insurance business in the UK relating to the 2003 year.

Robust cost containment together with continued growth in the Insurance business has resulted in a cost to premium income ratio for the March 2004 half of 19% compared with 21% for the March 2003 half (2004 full year target - 21%).

Private Bank

The Private Bank continued to experience solid growth in underlying profit from operations due to increased deposit and lending volumes and strong revenue growth from its financial planners.

Other

The continuation of significant expenditure on compliance activities and regulatory programs such as NAFiM investor compensation and enforceable undertakings, FSRA, superannuation and tax legislation changes in Australia and the UK has resulted in $37 million adverse impact on profit from operations.

Strategic investment expenditure

Strategic investment spend in both the Amazon program in Australia and the Endeavour program in the UK  continued in the half year to March 2004 with the profit after tax impact being $9 million and $7 million respectively. The delivery of “Adviser Central” during 2004 is a key milestone for the Amazon program which provides advisers with tools to improve efficiencies in business processes, plan writing and client reviews to deliver a superior client experience.

Investment earnings on shareholders’ retained profits and capital from life businesses

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds of the life businesses were $44 million, a significant increase on March 2003 in line with the improved performance of major stockmarket indices. Shareholders’ capital is invested in fixed interest and cash (75%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements.

Valuation and Revaluation Profit

The valuation represents the market value of the subsidiaries of the parent life company, National Australia Financial Management (NAFiM). Included within Wealth Management operations, but excluded from the valuation are businesses such as National Australia Trustees, the Private Bank, and the results of NAFiM’s own business. The valuation also excludes the value created from banking product sales through Wealth Management channels.

The valuation increased $29 million (inclusive of a $138 million dividend payment and $111 million impact of transfer of franking credits, which decrease market value) from $6,633 million at 30 September 2003 to $6,662 million at 31 March 2004.  Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast — Towers Perrin (Tillinghast), using, for the Australian and New Zealand entities, risk discount rates specified by the directors.  The components comprising the change in value are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	Market value
Market value at 30 September 2003	1,572	2,463	4,035	2,598	6,633

Operating profits after tax of NAFiM subsidiaries	173	—	173	—	173
Capital and other movements	(111)	(40)	(151)	—	(151)
Increase in shareholders net assets	62	(40)	22	—	22
Revaluation profit /(loss) components before tax:
• Business assumptions & roll forward
Roll forward of DCF	—	186	186	—	186
Change in assumptions & experience	—	(239)	(239)	171	(68)
• Tax consolidations – transfer of franking credits to National Group	—	(111)	(111)	—	(111)
Revaluation profit before tax	—	(164)	(164)	171	7
Foreign exchange excess movements	(3)	3	—	—	—
Market value at 31 March 2004	1,631	2,262	3,893	2,769	6,662

Revaluation Profit

The components comprising the revaluation profit are summarised below:

$m
Roll forward of DCF	186
Change in assumptions and experience	(68)
Revaluation profit (pre tax consolidations) before tax	118
Tax consolidations – transfer of tax credits to the National Group	(111)
Revaluation profit before tax	7
Income tax expense on revaluation profit	(9)
Income tax benefit arising from election into tax consolidations	150
Revaluation profit after tax	148

Revaluation profit after tax – excluding the impact of tax consolidations(1)	76

(1)       Revaluation profit after tax excluding the impact of tax consolidations is calculated by adjusting the revaluation profit before tax of $7m by the after-tax impact of the loss of franking credits $78 million ($111 million x 70%), less the tax attributable to revaluation profits ($9 million).

The $7 million revaluation profit before tax reflects the positive year to date experience and the anticipated growth in the value of the business above current levels of operating profit (ie. the roll forward of the DCF), offset by the negative effects of passing franking credits to the National Group and assumption changes.

The assumption changes primarily comprised higher assumed long-term retail Investments discontinuance rates, particularly for allocated pension business, and lower assumed margins for wholesale business.This has been mitigated to some extent by the positive impact of strong investment earnings and continued robust expense control in the current year.

The underlying valuation of the international businesses, which are predominantly of an Insurance nature have improved in their local currency, however, they have been negatively impacted by the strengthening of the Australian dollar.

Included within the experience items is a movement of value from embedded value to value of new business, reflecting the refinement in modelling for certain smaller entities.

During the half, the National Group elected to consolidate for Australian income tax purposes (ie. entered the tax consolidations regime). This impacted revaluation profit in two ways:

•                  The business valuation (and revaluation profit before tax) was negatively impacted by the transfer of franking credits from NAFiM’s subsidiaries, of $111 million ($38 million in relation to the current half and $73 million in relation to prior periods). These franking credits remain available to the National Group and are now recognised in National Australia Bank Limited.

•                  The tax attributed to the revaluation profit has been positively impacted. This is due to the restatement of the tax cost base of the NAFiM subsidiaries, such that there would be a lower tax liability on any sale of these subsidiaries. Therefore the tax benefit of $150 million reflects the reversal of a previously recognised deferred tax liability on prior period revaluations of the NAFiM subsidiaries.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd —ed value	Value of future new business	At 31 Mar 04 Market value	At 30 Sep 03 Market value
By region
Australia	1,236	1,923	3,159	2,663	5,822	5,775
Europe	242	213	455	49	504	504
New Zealand	23	45	68	6	74	77
Asia	130	81	211	51	262	277
Market value at 31 March 2004	1,631	2,262	3,893	2,769	6,662	6,633
By business segment
Investments	748	1,147	1,895	1,891	3,786	3,707
Insurance (1)	762	1,167	1,929	838	2,767	2,785
Other	121	(52)	69	40	109	141
Market value at 31 March 2004	1,631	2,262	3,893	2,769	6,662	6,633

(1)       The reduction in the value of the Insurance business is primarily due to the sale of National Australia Life in the UK. The proceeds from sale are included in Other.

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	March 2004			September 2003
Assumptions applied in the determination of market value(1)	New business multiplier	Risk discount rate(%)	Franking credit assumptn (%)	New business multiplier	Risk discount rate(%)	Franking credit assumptn (%)
Insurance	9.4	11.1	70	9.1	11.0	70
Investments	9.3	11.1-12.2	70	9.1	11.0 - 12.0	70
New Zealand	6.7	11.4-12.5	70	6.8	11.25 - 12.50	70
Hong Kong	9.0	12.5	—	9.0	12.5	—

(1)       The bulk of the European valuation was performed on a consolidated basis. Where the European business valuations identified separate values of inforce business and future new business, approximating methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in European valuations at 31 March 2004 was 10%.

Management Discussion & Analysis – Other (incl. Excess Capital, Group Funding & Corp. Centre)

OTHER (INCLUDING EXCESS CAPITAL, GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half year to			Fav/(unfav) change on
By Division	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Excess Capital (1)	11	16	38	(31.3)	(71.1)
Group Funding	(64)	(34)	(32)	(38.2)	(46.9)
Corporate Centre	(64)	(36)	(29)	large	large
Other (2)	(117)	(54)	(23)	large	large

(1)       Net interest income from excess capital (after tax).

(2)       Refer to Note 1 for a reconciliation of Other (including Excess Capital, Group Funding & Corporate Centre) to Group net profit.

Excess Capital

The Group’s earnings on excess capital for the March 2004 half were $11 million compared with $38 million in the prior corresponding period reflecting a lower volume of excess capital due to the impact of the share buy-back, offsetting the impact of the higher average earning rate.

Earnings on excess capital is calculated by applying the average three-year bank bill swap rate of 5.81% (September 2003: 4.93%, March 2003: 4.99%) to the estimated excess.

When estimating excess capital, benchmarks are chosen having regard to Australian and international peers and the risk profile and asset base of the Group’s banking operations. Excess capital does not represent the total amount of surplus capital held by the Group.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

Group Funding experienced a loss of $64 million compared to a loss of $32 million for the March 2003 half.  The main factors contributing to the movement include:

•                  the decision not to book the tax benefit on the interest expense relating to ExCaps following the receipt of an ATO tax assessment; and

•                  one-off items relating to fee income and taxation expense.

Corporate Centre

Corporate Centre comprises the following non-operating units — Group and Corporate Finance, Corporate Development, People & Culture, Risk Management, Nautilus Insurance, Technology, Office of the CEO, and Group eliminations.

The Corporate Centre result for the half has primarily been impacted by:

•                  $22 million (after tax) write off of development work associated with the Integrated Systems Implementation (ISI) program;

•                  growth in operating costs (including software amortisation) for the ISI program, which is the Group’s strategic infrastructure program; and

•                  growth in costs associated with major Group-wide projects - Basel II and IFRS.

SECTION 4

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2004

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group’s financial statements refer to the Appendix 4D filed with the ASX.

Detailed Financial Information - Note 1: Performance Summary by Division

1. PERFORMANCE SUMMARY BY DIVISION

Half Year to 31 March 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m

Net interest income	2	1,799	1,043	335	371	(29)	3,519	66	—	3,585
Net life insurance income (3)	6	—	—	—	—	—	—	455	—	455
Other operating income (4)	7	989	410	160	596	(45)	2,110	412	(66)	2,456
Net operating income		2,788	1,453	495	967	(74)	5,629	933	(66)	6,496
Operating expenses (5)	8	(1,254)	(895)	(246)	(400)	(71)	(2,866)	(436)	66	(3,236)
Underlying profit		1,534	558	249	567	(145)	2,763	497	—	3,260
Charge to provide for doubtful debts	10	(105)	(100)	(12)	(88)	—	(305)	—	—	(305)
Cash earnings before tax		1,429	458	237	479	(145)	2,458	497	—	2,955

Income tax expense - net life insurance income	6	—	—	—	—	—	—	(213)	—	(213)
Income tax (expense)/benefit - other	12	(430)	(150)	(79)	(99)	28	(730)	(5)	—	(735)
Cash earnings before significant items, distributions and outside equity interest		999	308	158	380	(117)	1,728	279	—	2,007

Wealth Management revaluation profit after tax		—	—	—	—	—	—	148	—	148

Goodwill amortisation		(6)	(31)	(1)	—	(15)	(53)	—	—	(53)
Net profit/(loss) before significant items		993	277	157	380	(132)	1,675	427	—	2,102

Significant items after tax	13	—	—	—	(252)	379	127	—	—	127
Net profit		993	277	157	128	247	1,802	427	—	2,229

Net (profit) attributable to outside equity interest		—	—	—	(5)	—	(5)	(58)	—	(63)
Net profit attributable to members of the Company		993	277	157	123	247	1,797	369	—	2,166

Distributions										(94)
Earnings attributable to ordinary shareholders										2,072

(1)       Other includes Excess Capital, Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)    Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)    Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)    Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 30 September 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	1,809	1,110	323	392	(24)	3,610	63	—	3,673
Net life insurance income (3)	6	—	—	—	—	—	—	363	—	363
Other operating income (4)	7	1,000	442	162	590	76	2,270	367	(59)	2,578
Net operating income		2,809	1,552	485	982	52	5,880	793	(59)	6,614
Operating expenses (5)	8	(1,288)	(847)	(241)	(380)	(159)	(2,915)	(412)	59	(3,268)
Underlying profit		1,521	705	244	602	(107)	2,965	381	—	3,346
Charge to provide for doubtful debts	10	(142)	(115)	(14)	(44)	4	(311)	—	—	(311)
Cash earnings before tax		1,379	590	230	558	(103)	2,654	381	—	3,035
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(196)	—	(196)
Income tax (expense)/benefit - other	12	(412)	(183)	(78)	(106)	48	(731)	6	—	(725)
Cash earnings before significant items, distributions and outside equity interest		967	407	152	452	(55)	1,923	191	—	2,114
Wealth Management revaluation profit after tax		—	—	—	—	—	—	5	—	5
Goodwill amortisation		(2)	(31)	—	—	(16)	(49)	—	—	(49)
Net profit/(loss) before significant items		965	376	152	452	(71)	1,874	196	—	2,070

Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit/(loss)		965	376	152	452	(71)	1,874	196	—	2,070

Net (profit)/loss attributable to outside equity interest		—	—	—	(5)	1	(4)	22	—	18
Net profit/(loss) attributable to members of the Company		965	376	152	447	(70)	1,870	218	—	2,088

Distributions										(89)
Earnings attributable to ordinary shareholders										1,999

(1)       Other includes Excess Capital, Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)    Net life insurance income is the profit before tax excluding net interest income of the life insurance and funds management businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 31 March 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	1,710	1,217	328	456	(19)	3,692	54	—	3,746
Net life insurance income (3)	6	—	—	—	—	—	—	81	—	81
Other operating income (4)	7	950	496	167	512	(1)	2,124	366	(58)	2,432
Net operating income		2,660	1,713	495	968	(20)	5,816	501	(58)	6,259
Operating expenses (5)	8	(1,214)	(872)	(252)	(375)	(37)	(2,750)	(394)	58	(3,086)
Underlying profit		1,446	841	243	593	(57)	3,066	107	—	3,173
Charge to provide for doubtful debts	10	(156)	(132)	(7)	(26)	—	(321)	(1)	—	(322)
Cash earnings before tax		1,290	709	236	567	(57)	2,745	106	—	2,851
Income tax benefit - net life insurance income	6	—	—	—	—	—	—	70	—	70
Income tax (expense)/benefit - other	12	(386)	(219)	(77)	(133)	34	(781)	(9)	—	(790)
Cash earnings before significant items, distributions and outside equity interest		904	490	159	434	(23)	1,964	167	—	2,131

Wealth Management revaluation loss after tax		—	—	—	—	—	—	(205)	—	(205)
Goodwill amortisation		(1)	(31)	(1)	—	(16)	(49)	—	—	(49)
Net profit/(loss) before significant items		903	459	158	434	(39)	1,915	(38)	—	1,877

Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit/(loss)		903	459	158	434	(39)	1,915	(38)	—	1,877

Net (profit) attributable to outside equity interest		—	—	—	(4)	—	(4)	(6)	—	(10

Net profit/(loss) attributable to members of the Company		903	459	158	430	(39)	1,911	(44)	—	1,867
Distributions										(94)
Earnings attributable to ordinary shareholders										1,773

(1)       Other includes Excess Capital, Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Detailed Financial Information - Note 2: Net Interest Income

2. NET INTEREST INCOME

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%
Group
Interest income
Loans to customers		7,589	7,204	7,258	5.3	4.6
Other		1,595	1,461	1,177	9.2	35.5
Total interest income	7	9,184	8,665	8,435	6.0	8.9

Interest expense
Deposits and other borrowings		(4,347)	(3,663)	(3,220)	(18.7)	(35.0)
Other		(1,252)	(1,329)	(1,469)	5.8	14.8
Total interest expense	8	(5,599)	(4,992)	(4,689)	(12.2)	(19.4)
Net interest income		3,585	3,673	3,746	(2.4)	(4.3)

By Division
Financial Services Australia		1,799	1,809	1,710	(0.6)	5.2
Financial Services Europe		1,043	1,110	1,217	(6.0)	(14.3)
Financial Services New Zealand		335	323	328	3.7	2.1
Retail Banking		3,177	3,242	3,255	(2.0)	(2.4)
Corporate & Institutional Banking		371	392	456	(5.4)	(18.6)
Other (incl. Excess Capital, Group Funding & Corporate Centre)		(29)	(24)	(19)	(20.8)	(52.6)
Total Banking		3,519	3,610	3,692	(2.5)	(4.7)
Wealth Management		66	63	54	4.8	22.2
Net interest income		3,585	3,673	3,746	(2.4)	(4.3)

Detailed Financial Information - Note 3: Net Interest Margins & Spreads

3. NET INTEREST MARGINS & SPREADS

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	%	%	%	basis pts	basis pts
Group
Gross interest spread (1)	1.98	2.19	2.24	(0.21)	(0.26)
Interest forgone on impaired assets	(0.03)	(0.03)	(0.02)	—	(0.01)
Net interest spread (2)	1.95	2.16	2.22	(0.21)	(0.27)
Benefit of net free liabilities, provisions and equity	0.45	0.34	0.34	0.11	0.11
Net interest margin (3)	2.40	2.50	2.56	(0.10)	(0.16)
Net interest margin (excluding earnings on Excess Capital)	2.39	2.49	2.52	(0.10)	(0.13)

By Region
Australia (4)
Gross interest spread (1)	2.01	2.39	2.33	(0.38)	(0.32)
Interest forgone on impaired assets	(0.02)	(0.04)	(0.03)	0.02	0.01
Net interest spread (2)	1.99	2.35	2.30	(0.36)	(0.31)
Benefit of net free liabilities, provisions and equity	0.31	0.08	0.29	0.23	0.02
Net interest margin (3)	2.30	2.43	2.59	(0.13)	(0.29)
Net interest margin (excluding earnings on Excess Capital)	2.28	2.40	2.51	(0.12)	(0.23)

Europe (4)
Gross interest spread (1)	1.94	2.03	2.10	(0.09)	(0.16)
Interest forgone on impaired assets	(0.02)	(0.02)	(0.02)	—	—
Net interest spread (2)	1.92	2.01	2.08	(0.09)	(0.16)
Benefit of net free liabilities, provisions and equity	0.61	0.52	0.49	0.09	0.12
Net interest margin (3)	2.53	2.53	2.57	—	(0.04)

Other International (4)
Gross interest spread (1)	1.68	1.36	1.61	0.32	0.07
Interest forgone on impaired assets	(0.02)	(0.03)	(0.02)	0.01	—
Net interest spread (2)	1.66	1.33	1.59	0.33	0.07
Benefit of net free liabilities, provisions and equity	0.06	0.50	0.11	(0.44)	(0.05)
Net interest margin (3)	1.72	1.83	1.70	(0.11)	0.02

(1)       Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net interest margin is net interest income as a percentage of average interest-earning assets.

(4)       Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	%	%	%	basis pts	basis pts
By Division
Net interest margin
Financial Services Australia	2.91	3.11	3.18	(0.20)	(0.27)
Financial Services Europe	4.16	4.29	4.31	(0.13)	(0.15)
Financial Services New Zealand	2.56	2.65	2.78	(0.09)	(0.22)
Corporate & Institutional Banking	0.52	0.54	0.60	(0.02)	(0.08)
Net interest spread
Financial Services Australia	2.39	2.64	2.73	(0.25)	(0.34)
Financial Services Europe	3.69	3.83	3.82	(0.14)	(0.13)
Financial Services New Zealand	2.78	2.89	3.09	(0.11)	(0.31)

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest earning assets and interest bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Half Year to Mar 04			Half Year to Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	6,314	193	6.11	8,340	204	4.88
Europe	15,140	216	2.85	17,259	274	3.17
Other International	3,249	33	2.03	3,410	26	1.52
Regulatory deposits
Europe	157	1	1.27	124	1	1.61
Other International	70	—	—	75	—	—
Marketable debt securities
Australia	21,534	694	6.45	18,014	464	5.14
Europe	8,757	176	4.02	8,283	171	4.12
Other International	6,403	87	2.72	7,513	112	2.97
Loans and advances (1)
Australia	140,181	4,839	6.90	130,907	4,209	6.41
Europe	58,256	1,622	5.57	59,570	1,684	5.64
Other International	34,721	1,128	6.50	35,038	1,126	6.41
Other interest earning assets (2)
Australia	724	126	n/a	987	117	n/a
Europe	2,750	62	n/a	2,832	78	n/a
Other International	899	7	n/a	420	199	n/a
Intragroup loans (3)
Europe	8,358	143	3.42	10,329	199	3.84
Other International	8,761	63	1.44	7,577	95	2.50
Average interest earning assets and interest income incl. intragroup loans by:
Australia	168,753	5,852	6.94	158,248	4,994	6.29
Europe	93,418	2,220	4.75	98,397	2,407	4.88
Other International	54,103	1,318	4.87	54,033	1,558	5.75
Total average interest earning assets and interest income incl. intragroup loans	316,274	9,390	5.94	310,678	8,959	5.75

Average assets and interest income

	Half Year to Mar 04			Half Year to Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(17,119)	(206)	2.41	(17,906)	(294)	3.27
Total average interest earning assets by:
Australia	168,753	5,852	6.94	158,248	4,994	6.29
Europe	85,060	2,077	4.88	88,068	2,208	5.00
Other International	45,342	1,255	5.54	46,456	1,463	6.28
Total average interest earning assets	299,155	9,184	6.14	292,772	8,665	5.90
Non-interest earning assets
Investments relating to life insurance business (4)
Australia	34,354			32,135
Europe	123			250
Other International	242			219
Acceptances
Australia	18,612			20,483
Europe	54			105
Property, plant and equipment
Australia	1,367			1,361
Europe	687			706
Other International	111			117
Other assets
Australia	26,160			24,036
Europe	17,987			19,806
Other International	5,865			7,982
Total average non-interest earning assets by:
Australia	80,493			78,015
Europe	18,851			20,867
Other International	6,218			8,318
Total average non-interest earning assets	105,562			107,200
Provision for doubtful debts
Australia	(1,213)			(1,267)
Europe	(748)			(617)
Other International	(248)			(257)
Total average assets by:
Australia	248,033			234,996
Europe	103,163			108,318
Other International	51,312			54,517
Total average assets	402,508			397,831

Percentage of total average assets applicable to international operations	38.4%			40.9%

Average liabilities and interest expense

	Half Year to Mar 04			Half Year to Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	53,723	1,440	5.36	50,801	1,062	4.17
Europe	26,956	436	3.23	28,301	419	2.95
Other International	27,115	454	3.35	22,981	443	3.84
Savings deposits
Australia	8,532	184	4.31	8,414	179	4.24
Europe	12,270	109	1.78	12,614	118	1.87
Other International	3,599	68	3.78	3,510	65	3.69
Other demand deposits
Australia	40,498	636	3.14	40,117	563	2.80
Europe	12,750	93	1.46	14,324	100	1.39
Other International	3,158	20	1.27	2,913	18	1.23
Government and Official Institutions
Australia	908	22	4.85	957	19	3.96
Other International	1,644	8	0.97	1,369	7	1.02
Due to other financial institutions
Australia	11,579	305	5.27	13,344	294	4.39
Europe	19,975	344	3.44	24,022	462	3.84
Other International	12,573	95	1.51	12,325	122	1.97
Short-term borrowings
Australia	1,313	37	5.64	337	10	5.92
Europe	245	3	2.45	—	—	n/a
Other International	4,380	23	1.05	4,227	24	1.13
Long-term borrowings
Australia	23,942	444	3.71	22,275	374	3.35
Other International	634	13	4.10	654	12	3.66
Other interest bearing liabilities
Australia	93	631	n/a	617	258	n/a
Europe	2	1	n/a	1	—	n/a
Other International	—	172	n/a	2	375	n/a
Loan Capital
Australia	339	8	4.72	363	9	4.95
Europe	1,254	53	8.45	1,228	59	9.58
Intragroup loans (3)
Australia	17,119	206	2.41	17,906	294	3.27
Average interest bearing liabilities and interest expense incl. intragroup loans by:
Australia	158,046	3,913	4.95	155,131	3,062	3.94
Europe	73,452	1,039	2.83	80,490	1,158	2.87
Other International	53,103	853	3.21	47,981	1,066	4.43
Total average interest bearing liabilities and interest expense incl. intragroup loans	284,601	5,805	4.08	283,602	5,286	3.72

	Half Year to Mar 04			Half Year to Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(17,119)	(206)	2.41	(17,906)	(294)	3.27
Total average interest bearing liabilities and interest expense by:
Australia	140,927	3,707	5.26	137,225	2,768	4.02
Europe	73,452	1,039	2.83	80,490	1,158	2.87
Other International	53,103	853	3.21	47,981	1,066	4.43
Total average interest bearing liabilities and interest expense	267,482	5,599	4.19	265,696	4,992	3.75

Non-interest bearing liabilities
Deposits not bearing interest
Australia	5,926			5,323
Europe	5,630			5,537
Other International	1,165			1,177
Liability on acceptances
Australia	18,612			20,483
Europe	54			105
Life insurance policy liabilities (4)
Australia	32,630			31,311
Europe	80			181
Other International	337			335
Other liabilities
Australia	20,355			18,359
Europe	17,139			19,346
Other International	6,043			5,432
Total average non-interest bearing liabilities by:
Australia	77,523			75,476
Europe	22,903			25,169
Other International	7,545			6,944
Total average non-interest bearing liabilities	107,971			107,589

Equity

	Half Year to Mar 04			Half Year to Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	6,044			6,246
Preference share capital	455			730
Trust Preferred Securities	975			10
National Income Securities	1,945			1,945
Contributed equity	9,419			8,931
Reserves	700			800
Retained profits	13,889			13,284
Parent entity interest	24,008			23,015
Outside equity interest in controlled entities	3,047			1,531
Equity	27,055			24,546

Total liabilities and equity	402,508			397,831

Percentage of total average liabilities applicable to international operations	41.8%			43.0%

(1)       Includes non-accrual loans.

(2)       Includes interest on derivatives and escrow deposits.

(3)       The calculations for Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(4)       Included within investments relating to life insurance business are interest-earning debt securities.  The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

Detailed Financial Information - Note 5: Gross Loans & Advances

5. GROSS LOANS & ADVANCES

	As at			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
By region
Australia	144,075	136,099	125,051	5.9	15.2
Europe	59,290	59,227	62,143	0.1	(4.6)
New Zealand	28,994	27,699	27,874	4.7	4.0
United States	2,685	3,367	4,009	(20.3)	(33.0)
Asia	3,056	3,516	3,327	(13.1)	(8.1)
Total gross loans and advances	238,100	229,908	222,404	3.6	7.1

Securitised loans	426	585	747	(27.2)	(43.0)

By product
Housing	118,866	111,487	103,458	6.6	14.9
Term lending	75,258	74,230	72,993	1.4	3.1
Overdrafts	16,656	17,205	18,012	(3.2)	(7.5)
Leasing	15,288	14,977	15,772	2.1	(3.1)
Credit cards	6,645	6,609	6,512	0.5	2.0
Other	5,387	5,400	5,657	(0.2)	(4.8)
Total gross loans and advances	238,100	229,908	222,404	3.6	7.1

	As at Mar 04
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Housing	88,845	17,184	12,263	—	574	118,866
Term Lending	36,684	21,199	12,731	2,685	1,959	75,258
Overdrafts	4,587	10,945	1,124	—	—	16,656
Leasing	7,846	7,394	21	—	27	15,288
Credit cards	3,974	1,725	946	—	—	6,645
Other	2,139	843	1,909	—	496	5,387
Total gross loans and advances	144,075	59,290	28,994	2,685	3,056	238,100

	Increase / (decrease) from Sep 03
Movement from September 2003 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	7.0	5.8	8.4	—	14.1	7.0
Term lending	6.2	0.4	3.2	(11.0)	(9.2)	2.8
Overdrafts	(4.6)	(1.4)	2.6	—	—	(2.1)
Leasing	3.3	2.7	(21.3)	—	(3.0)	3.0
Credit cards	3.2	(5.1)	4.2	—	—	1.1
Other	(5.7)	33.6	(3.0)	—	4.6	0.8
Total gross loans and advances	5.9	2.0	4.9	(11.0)	(3.4)	4.4

	Increase / (decrease) from Mar 03
Movement from March 2003 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	17.9	11.9	18.7	—	24.5	17.1
Term lending	15.5	2.5	6.3	(15.8)	8.8	8.4
Overdrafts	(5.0)	(2.1)	8.4	—	—	(2.3)
Leasing	5.1	(3.0)	(20.5)	—	(7.4)	1.0
Credit cards	9.0	(2.7)	5.1	—	—	5.1
Other	8.0	11.1	(15.2)	large	15.6	(0.6)
Total gross loans and advances	15.2	3.3	9.3	(15.8)	12.4	10.8

By Division	FSA	FSE	FSNZ	CIB	WM	Other (1)	Total Group
	$m	$m	$m	$m	$m	$m	$m
As at 31 March 2004

Housing lending	84,319	17,184	12,236	601	4,952	(426)	118,866
Non-housing lending	41,335	29,218	10,584	37,122	2,211	(1,236)	119,234
Total gross loans and advances	125,654	46,402	22,820	37,723	7,163	(1,662)	238,100

As at 30 September 2003

Housing lending	79,062	16,570	11,309	590	4,541	(585)	111,487
Non-housing lending	39,277	29,287	10,178	38,072	2,000	(393)	118,421
Total gross loans and advances	118,339	45,857	21,487	38,662	6,541	(978)	229,908

As at 31 March 2003

Housing lending	72,057	16,641	10,828	610	4,069	(747)	103,458
Non-housing lending	38,201	31,031	10,191	38,668	1,788	(933)	118,946
Total gross loans and advances	110,258	47,672	21,019	39,278	5,857	(1,680)	222,404

(1)       Other includes Excess Capital, Group Funding, Corporate Centre and intra-group elimination entries.

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Premium and related revenue	456	446	503	2.2	(9.3)
Investment revenue	2,427	2,535	224	(4.3)	large
Life insurance income	2,883	2,981	727	(3.3)	large

Claims expense	(357)	(445)	(513)	19.8	30.4
Change in policy liabilities	(1,703)	(1,768)	250	3.7	large
Policy acquisition and maintenance expense	(346)	(369)	(344)	6.2	(0.6)
Investment management fees	(22)	(36)	(39)	38.9	43.6
Life insurance expenses	(2,428)	(2,618)	(646)	7.3	large
Net life insurance income	455	363	81	25.3	large
Interest expense - life insurance funds	(10)	(8)	(12)	(25.0)	16.6
Profit of life insurance funds before income tax	445	355	69	25.4	large
Income tax (expense)/benefit - life insurance funds	(213)	(196)	70	(8.7)	large
Net profit of life insurance funds before outside equity interest	232	159	139	45.9	66.9
Net (profit)/ loss attributable to outside equity interest	(58)	22	(6)	large	large
Net profit of life insurance funds after outside equity interest	174	181	133	(3.9)	30.8

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	127	123	118	3.3	7.6
Life company - experience profit/(loss)	3	9	(4)	(66.7)	large
Capitalised losses	—	7	3	large	large
Life company operating margins (1)	130	139	117	(6.5)	11.1
Investment earnings on shareholders’ retained profits and capital from life businesses	44	42	16	4.8	large
Net profit of life insurance funds after outside equity interest (2)	174	181	133	(3.9)	30.8

(1)       Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(2)       Net profit after outside equity interest of life companies life insurance funds differs to operating profit after tax and outside equity interest on page 38 as it excludes NAFiM investor compensation and associated costs, strategic investment expenditure, and operating profits from the non-life businesses.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group. Refer to note 57 of the Group’s annual financial report 2003 for further details.

Detailed Financial Information - Note 7: Revenue

7. REVENUE

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%

Interest income	2	9,184	8,665	8,435	6.0	8.9

Premium and related revenue		456	446	503	2.2	(9.3)
Investment revenue		2,427	2,535	224	(4.3)	large
Life insurance income	6	2,883	2,981	727	(3.3)	large

Wealth Management other operating income		412	367	366	12.3	12.6
Revaluation profit/(loss) (1)		7	79	(239)	(91.1)	large
Wealth Management total income (2)		419	446	127	(6.1)	large

Total Banking other operating income
Dividends received		22	21	18	4.8	22.2
Profit on sale of property, plant and equipment and other assets		6	23	13	(73.9)	(53.8)
Loan fees from banking		720	729	698	(1.2)	3.2
Money transfer fees		486	514	509	(5.4)	(4.5)
Trading income (before significant items)		340	307	318	10.7	6.9
Foreign exchange income		(4)	5	7	large	large
Fees and commissions		367	361	396	1.7	(7.3)
Fleet service fees		49	45	40	8.9	22.5
Other income		124	265	125	(53.2)	(0.8)
Total Banking other operating income		2,110	2,270	2,124	(7.0)	(0.7)

Eliminations		(66)	(59)	(58)	(11.9)	(13.8)
Banking other operating income net of eliminations		2,044	2,211	2,066	(7.6)	(1.1)
Total revenue before significant items		14,530	14,303	11,355	1.6	28.0
Significant revenue
Proceeds from the sale of strategic shareholdings	13	993	—	—	large	large
Total revenue from ordinary activities		15,523	14,303	11,355	8.5	36.7

(1)       The revaluation profit for the March 2004 half year includes $111 million negative impact on the Wealth Management business valuation from the National’s decision to make an election to consolidate for Australian income tax purposes. Refer to page 41 for further details.

(2)       Wealth Management total income excludes life insurance income. Refer to note 6 for further detail.

Other operating income (before revaluation profit/(loss) and significant income) by Division

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%

Financial Services Australia	989	1,000	950	(1.1)	4.1
Financial Services Europe	410	442	496	(7.2)	(17.3)
Financial Services New Zealand	160	162	167	(1.2)	(4.2)
Retail Banking	1,559	1,604	1,613	(2.8)	(3.3)
Corporate & Institutional Banking	596	590	512	1.0	16.4
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(45)	76	(1)	large	large
Total Banking	2,110	2,270	2,124	(7.0)	(0.7)
Wealth Management	412	367	366	12.3	12.6
Eliminations	(66)	(59)	(58)	(11.9)	(13.8)
Other operating income	2,456	2,578	2,432	(4.7)	1.0

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%

Interest expense	2	5,599	4,992	4,689	(12.2)	(19.4)

Claims expense		357	445	513	19.8	30.4
Change in policy liabilities		1,703	1,768	(250)	3.7	large
Policy acquisition and maintenance expense		346	369	344	6.2	(0.6)
Investment management fees		22	36	39	38.9	43.6
Life insurance expenses	6	2,428	2,618	646	7.3	large

Wealth Management other operating expenses (1)		436	412	394	(5.8)	(10.7)

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,262	1,259	1,279	(0.2)	1.3
Superannuation		136	112	95	(21.4)	(43.2)
Other		133	129	106	(3.1)	(25.5)
		1,531	1,500	1,480	(2.1)	(3.4)

Occupancy expenses
Rental on operating leases		124	126	131	1.6	5.3
Depreciation and amortisation		33	30	35	(10.0)	5.7
Other		121	104	106	(16.3)	(14.2)
		278	260	272	(6.9)	(2.2)

General expenses
Advertising and marketing		94	77	84	(22.1)	(11.9)
Non-lending losses		47	42	23	(11.9)	large
Communications, postage and stationery		182	190	189	4.2	3.7
Depreciation and amortisation		159	169	141	5.9	(12.8)
Fees and commissions		48	45	39	(6.7)	(23.1)
Computer equipment and software		139	168	109	17.3	(27.5)
Rental on operating leases		36	33	28	(9.1)	(28.6)
Professional fees		121	166	111	27.1	(9.0)
Travel		30	37	26	18.9	(15.4)
Freight and cartage		37	33	35	(12.1)	(5.7)
Operational (bank & bureau) charges		39	42	46	7.1	15.2
Other expenses		125	153	167	18.3	25.1
		1,057	1,155	998	8.5	(5.9)

Total Banking other operating expenses		2,866	2,915	2,750	1.7	(4.2)
Eliminations		(66)	(59)	(58)	11.9	13.8
Banking other operating expenses net of eliminations		2,800	2,856	2,692	2.0	(4.0)
Other operating expenses		3,236	3,268	3,086	1.0	(4.9)
Total operating expenses before significant items, goodwill and charge to provide for doubtful debts		11,263	10,878	8,421	(3.5)	(33.7)

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
		$m	$m	$m	%	%
Significant expenses
Cost of sale of strategic shareholdings	13	678	—	—	large	large
Foreign currency options trading losses	13	360	—	—	large	large
Reversal of HomeSide non-lending loss provision	13	(64)	—	—	large	large
Total significant expenses		974	—	—	large	large
Total operating expenses before goodwill and charge to provide for doubtful debts		12,237	10,878	8,421	(12.5)	(45.3)
Amortisation of goodwill		53	49	49	(8.2)	(8.2)
Charge to provide for doubtful debts	10	305	311	322	1.9	5.3
Total operating expenses after significant items		12,595	11,238	8,792	(12.1)	(43.3)

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Financial Services Australia	1,254	1,288	1,214	2.6	(3.3)
Financial Services Europe	895	847	872	(5.7)	(2.6)
Financial Services New Zealand	246	241	252	(2.1)	2.4
Retail Banking	2,395	2,376	2,338	(0.8)	(2.4)
Corporate & Institutional Banking	400	380	375	(5.3)	(6.7)
Other (incl. Excess Capital, Group Funding & Corporate Centre)	71	159	37	55.3	(91.9)
Total Banking	2,866	2,915	2,750	1.7	(4.2)
Wealth Management	436	412	394	(5.8)	(10.7)
Eliminations	(66)	(59)	(58)	11.9	13.8
Other operating expenses	3,236	3,268	3,086	1.0	(4.9)

(1)       Wealth Management other operating expenses excludes life insurance expenses. Refer to note 6 for further detail.

Restructuring expenses

During 2002 the Group recognised restructuring costs of $580 million ($412 million after tax) resulting from its Positioning for Growth (PfG) program and related restructuring activities.

	Redundancies	Occu- pancy	Other	Total
	$m	$m	$m	$m
Total 2002 expenditure/provision	327	68	185	580
Expenditure in 2002 year	(101)	(20)	(177)	(298)
Provision balance as at 30 September 2002	226	48	8	282
Foreign exchange impact	(16)	(3)	(1)	(20)
Expenditure in September 2003 year	(131)	(18)	(3)	(152)
Provision balance as at 30 September 2003	79	27	4	110
Foreign exchange impact	(1)	—	—	(1)
Expenditure in March 2004 half year	(24)	(2)	—	(26)
Provision balance as at 31 March 2004	54	25	4	83

Detailed Financial Information - Note 9: Full Time Equivalant Employees

9. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	No.	No.	No.	%	%
By Region
Australia (2) (3)	24,442	23,880	24,288	2.4	0.6
Europe	13,307	13,104	13,298	1.5	0.1
New Zealand	4,661	4,688	4,640	(0.6)	0.5
United States	140	136	135	2.9	3.7
Asia (3)	732	732	641	—	14.2
Total full time equivalent employees (FTEs)	43,282	42,540	43,002	1.7	0.7

By Division
Financial Services Australia	17,663	17,233	18,149	2.5	(2.7)
Financial Services Europe	11,661	11,411	11,551	2.2	1.0
Financial Services New Zealand	4,238	4,257	4,221	(0.4)	0.4
Retail Banking	33,562	32,901	33,921	2.0	(1.1)
Corporate & Institutional Banking	2,720	2,624	2,549	3.7	6.7
Other (incl. Excess Capital, Group Funding & Corporate Centre) (2)	932	841	622	10.8	49.8
Total Banking	37,214	36,366	37,092	2.3	0.3
Wealth Management (3)	6,068	6,174	5,910	(1.7)	2.7
Total full time equivalent employees (FTEs)	43,282	42,540	43,002	1.7	0.7

Average half year FTEs	42,986	43,064	43,016	(0.2)	(0.1)

(1)       Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie. contractors).

(2)       Includes the impact of growth through global projects (ISI, Basel II and IFRS) of 169 in the half year to 30 September 2003.

(3)       Acquisition of Plum Financial Services Limited and an increased interest in Advance MLC Assurance Co. Limited (Thailand) increased FTEs by 172 as at 30 September 2003 (Australia 152, Asia 20).

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Total charge for doubtful debts by Region
Australia	143	161	160	11.2	10.6
Europe	147	126	151	(16.7)	2.6
New Zealand	12	11	—	(9.1)	large
United States	4	13	21	69.2	81.0
Asia	(1)	—	(10)	large	(90.0)
Total charge to provide for doubtful debts	305	311	322	1.9	5.3

Total charge for doubtful debts by Division
Financial Services Australia	105	142	156	26.1	32.7
Financial Services Europe	100	115	132	13.0	24.2
Financial Services New Zealand	12	14	7	14.3	(71.4)
Retail Banking	217	271	295	19.9	26.4
Corporate & Institutional Banking	88	44	26	large	large
Other (incl. Excess Capital, Group Funding & Corporate Centre)	—	(4)	—	large	—
Total Banking	305	311	321	1.9	5.0
Wealth Management	—	—	1	—	large
Total charge to provide for doubtful debts	305	311	322	1.9	5.3

Movement in provisions for doubtful debts

	Half Year to Mar 04			Half Year to Sep 03
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	463	1,793	2,256	573	1,897	2,470
Transfer to/(from) specific/general provision	297	(297)	—	360	(360)	—
Bad debts recovered	100	—	100	106	—	106
Bad debts written off	(370)	—	(370)	(559)	—	(559)
Charge to profit and loss	—	305	305	—	311	311
Foreign currency translation and consolidation adjustments	(10)	(18)	(28)	(17)	(55)	(72)
Total provisions for doubtful debts	480	1,783	2,263	463	1,793	2,256

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

	As at			Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Summary of impaired assets
Gross non-accrual loans	1,171	1,379	1,583	(15.1)	(26.0)
Gross restructured loans	—	—	1	—	large
Gross assets acquired through security enforcement	—	2	2	large	large
Gross impaired assets	1,171	1,381	1,586	(15.2)	(26.2)
Less: Specific provisions - non-accrual loans (1)	(441)	(422)	(525)	4.5	(16.0)
Net impaired assets	730	959	1,061	(23.9)	(31.2)

(1)       Specific provision - non-accrual loans includes $38 million of specific provision in relation to accrued portfolio facilities past due 90-180 days within credit cards.

	As at Mar 04		As at Sep 03		As at Mar 03
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Total impaired assets by region
Australia	507	296	658	420	862	556
Europe	347	199	375	248	447	302
New Zealand	37	17	202	187	35	29
United States	277	218	145	104	241	173
Asia	3	—	1	—	1	1
Total impaired assets	1,171	730	1,381	959	1,586	1,061

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Movement in gross impaired assets
Balance at 30 September 2002	894	546	27	130	2	1,599
New	413	175	29	219	—	836
Written off	(199)	(156)	(2)	(1)	(1)	(359)
Returned to performing or repaid	(246)	(76)	(21)	(87)	—	(430)
Foreign currency translation adjustments	—	(42)	2	(20)	—	(60)
Balance at 31 March 2003	862	447	35	241	1	1,586
New	207	131	199	—	—	537
Written off	(289)	(156)	(3)	(35)	—	(483)
Returned to performing or repaid	(122)	(20)	(23)	(41)	—	(206)
Foreign currency translation adjustments	—	(27)	(6)	(20)	—	(53)
Balance at 30 September 2003	658	375	202	145	1	1,381
New	144	149	25	160	2	480
Written off	(189)	(34)	(1)	—	—	(224)
Returned to performing or repaid	(106)	(135)	(190)	(9)	—	(440)
Foreign currency translation adjustments	—	(8)	1	(19)	—	(26)
Gross impaired assets at 31 March 2004	507	347	37	277	3	1,171

	As at
	Mar 04	Sep 03	Mar 03
	%	%	%
Gross non-accrual loans to gross loans & acceptances - by region
Australia	0.32	0.42	0.59
Europe	0.58	0.63	0.71
New Zealand	0.13	0.73	0.13
United States	10.32	4.31	6.01
Asia	0.10	0.03	0.03
Total gross non-accrual loans to gross loans & acceptances	0.46	0.55	0.65

Group provisioning coverage ratios
Net impaired assets to total equity (1)	3.0	3.9	4.5
Net impaired assets to total equity plus general provision (1)	2.8	3.7	4.1
Specific provision to gross impaired assets	41.0	33.5	36.1
General and specific provisions to gross impaired assets	193.3	163.4	155.7
General provision to risk-weighted assets	0.64	0.71	0.75

(1)       Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%
Memorandum disclosure
Accruing loans past due 90 days or more with adequate security (net) (2)	434	360	275	20.6	57.8
Accruing portfolio facilities past due 90 to 180 days (net)	28	23	26	21.7	7.7

90 days past due loans - by region
Australia (2)	395	315	43	25.4	large
Europe	32	41	42	(22.0)	(23.8)
New Zealand	5	4	190	25.0	(97.4)
Asia	2	—	—	large	large
Total 90 day past due loans	434	360	275	20.6	57.8

(2)       The balance at 30 September 2003 has been restated by $254 million to reflect the revised treatment of accruing loans past due 90 days or more with adequate security.

Detailed Financial Information - Note 12: Income Tax Reconcilation

12. INCOME TAX RECONCILIATION

	Half Year to
	Mar 04	Sep 03	Mar 03
	$m	$m	$m
Group
Profit from ordinary activities before income tax expense
Australia	1,967	1,984	1,325
Overseas	961	1,081	1,238
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(445)	(355)	(69)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,483	2,710	2,494
Prima facie income tax at 30%	745	813	748
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	13	13
Non-allowable depreciation on buildings	4	2	4
Rebate of tax on dividends, interest etc	(28)	(5)	(23)
Foreign tax rate differences	1	(1)	(3)
Amortisation of goodwill	16	14	15
Future income tax benefits no longer recognised	—	2	—
Under/(over) provision in prior year	(3)	(12)	6
Profit on sale of strategic shareholdings	(95)	—	—
Reversal of HomeSide non-lending loss provision	(19)	—	—
Effect of reset tax values on entering tax consolidation - Wealth Management (1)	(150)	—	—
Other	2	(27)	(4)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	486	799	756
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	213	196	(70)
Total income tax expense	699	995	686
Effective tax rate excluding statutory funds attributable to the life insurance business	19.6%	29.5%	30.3%

By Division
Financial Services Australia	430	412	386
Financial Services Europe	150	183	219
Financial Services New Zealand	79	78	77
Retail Banking	659	673	682
Corporate & Institutional Banking	99	106	133
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(28)	(48)	(34)
Total Banking	730	731	781
Wealth Management
Operating profit	218	190	(61)
Revaluation profit/(loss) - ordinary	9	74	(34)
Revaluation profit/(loss) - tax consolidations (1)	(150)	—	—
Total income tax expense before significant items	807	995	686
Significant items	(108)	—	—
Total income tax expense	699	995	686

(1)       Income tax benefit that has arisen due to the National’s election to consolidate for Australian income tax purposes. Refer to page 41 for further details.

	Half Year to
	Mar 04	Sep 03	Mar 03
	$m	$m	$m
Supplementary Income Tax Reconciliation Wealth Management
Operating profit before income tax
Australia	459	353	73
Overseas	38	28	33
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(445)	(355)	(69)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	52	26	37
Prima facie income tax at 30%	16	8	11
Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences	—	2	(1)
Under/(over) provision in prior year	(3)	(10)	7
Other	(8)	(6)	(8)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	5	(6)	9
Income tax attributable to the statutory funds of the life insurance business	213	196	(70)
Total income tax expense/(benefit) attributable to operating profit	218	190	(61)
Effective tax rate excluding statutory funds attributable to the life insurance business	9.6%	(23.1)%	24.3%

Banking operations
Cash earnings before significant items before income tax
Australia	1,488	1,551	1,496
Overseas	970	1,103	1,249
Total cash earnings	2,458	2,654	2,745
Prima facie income tax at 30%	737	796	824
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	13	13
Non-allowable depreciation on buildings	4	2	4
Rebate of tax on dividends, interest etc	(28)	(5)	(23)
Foreign tax rate differences	1	(3)	(2)
Distributions outside the Group	(5)	(10)	(8)
Non-assessable inter-branch income	(19)	(16)	(15)
Future income tax benefits no longer recognised	—	2	—
Over provision in prior year	—	(2)	(1)
Other	27	(46)	(11)
Total income tax expense on cash earnings before significant items	730	731	781
Effective tax rate	29.7%	27.5%	28.5%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

	Half Year to			Fav / (Unfav) Change on
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	%	%

Disposal of strategic shareholdings
Proceeds from the sale of strategic shareholdings	993	—	—	large	large
Cost of sale of strategic shareholdings	(678)	—	—	large	large
Net profit on sale of strategic shareholdings (1)	315	—	—	large	large

Foreign currency options trading losses
Foreign currency options trading losses	(360)	—	—	large	large
Income tax benefit	108	—	—	large	large
Net loss on foreign currency options trading losses (1)	(252)	—	—	large	large

Cost of foreign controlled entities sold - revision of accounting estimate
Reversal of HomeSide non-lending loss provision (1)	64	—	—	large	large
Significant items after tax	127	—	—	large	large

(1)       Refer to page 22 for further discussion.

Detailed Financial Information - Note 14: Exchange Rates

14. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance Average Half Year to			Statement of Financial Position Spot as at
	Mar 04	Sep 03	Mar 03	Mar 04	Sep 03	Mar-03
British Pounds	0.4182	0.4022	0.3626	0.4138	0.4072	0.3828
Euros	0.6071	0.5742	0.5554	0.6200	0.5850	0.5571
United States Dollars	0.7409	0.6494	0.5757	0.7591	0.6804	0.6038
New Zealand Dollars	1.1400	1.1255	1.1028	1.1466	1.1446	1.0908

Impact on Statement of Financial Performance of exchange rate movements

March 2004 half to September 2003 half		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(45)	(5)	(15)	(4)	(69)

Other operating income	(22)	(3)	(4)	(8)	(37)

Other operating expenses	39	4	5	4	52

Charge to provide for doubtful debts	6	—	1	—	7

Income tax expense	7	1	1	1	10

Cash earnings before significant items, distributions and outside equity interest	(15)	(3)	(12)	(7)	(37)

March 2004 half to March 2003 half		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(165)	(13)	(31)	(9)	(218)

Other operating income	(83)	(7)	(7)	(13)	(110)

Other operating expenses	140	10	9	8	167

Charge to provide for doubtful debts	22	—	1	—	23

Income tax expense	28	3	2	1	34

Cash earnings before significant items, distributions and outside equity interest	(58)	(7)	(26)	(13)	(104)

Impact on Statement of Financial Position of exchange rate movements

Since September 2003		New	United
increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Housing	(331)	(20)	—	(59)	(410)
Term Lending	(433)	(22)	(349)	(248)	(1,052)
Overdrafts	(194)	(2)	—	—	(196)
Leasing	(124)	—	—	(3)	(127)
Credit cards	(33)	(1)	—	—	(34)
Other	(8)	(3)	—	(43)	(54)
Gross loans and advances	(1,123)	(48)	(349)	(353)	(1,873)
Other assets	(955)	(10)	(771)	(462)	(2,198)
Total assets	(2,078)	(58)	(1,120)	(815)	(4,071)
Deposits and other borrowings	(1,067)	(38)	(1,223)	(411)	(2,739)

Since March 2003		New	United
increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Housing	(1,290)	(529)	—	(118)	(1,937)
Term Lending	(1,736)	(612)	(820)	(419)	(3,587)
Overdrafts	(915)	(53)	—	—	(968)
Leasing	(622)	(2)	—	(7)	(631)
Credit cards	(146)	(46)	—	—	(192)
Other	(61)	(114)	—	(63)	(238)
Gross loans and advances	(4,770)	(1,356)	(820)	(607)	(7,553)
Other assets	(4,905)	(282)	(1,699)	(1,036)	(7,922)
Total assets	(9,675)	(1,638)	(2,519)	(1,643)	(15,475)
Deposits and other borrowings	(4,814)	(1,057)	(2,854)	(856)	(9,581)

Detailed Financial Information - Note 15: Capital Adequacy

15. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at
		Mar 04	Sep 03	Mar 03
		$m	$m	$m
	Reconciliation to shareholders funds
	Contributed equity	8,949	9,728	9,052
	Reserves	784	893	1,254
	Retained profits	14,619	13,786	13,224
	Outside equity interest	3,558	2,804	285
	Estimated reinvestment under dividend reinvestment plan (1)	1,265	140	163
Less:	Goodwill	(682)	(740)	(787)
	Estimated final dividend	(1,265)	(1,248)	(1,205)
	Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
	Asset revaluation reserve	(16)	(16)	(7)
	Deconsolidation of Wealth Management profits (net of dividends)	(535)	(290)	(125)
	FITB (excluding FITB on the general provision for doubtful debts) (2)	—	(66)	(108)
	Non - qualifying outside equity interest	(3,558)	(2,804)	(285)
	Tier 1 Capital	20,671	19,739	19,013

	Asset revaluation reserve	16	16	7
	General provision for doubtful debts	1,254	1,248	1,323
	Perpetual floating rate notes	329	367	414
	Dated subordinated debts	5,268	5,390	4,666
	Exchangeable capital units	1,262	1,262	1,262
	Notional revaluation of investment securities to market	4	37	21
	Tier 2 Capital	8,133	8,320	7,693
	Other deductions (3)	(2,922)	(3,591)	(3,393)
	Total regulatory capital	25,882	24,468	23,313

	Risk-weighted assets - credit risk	255,051	248,308	250,703
	Risk-weighted assets - market risk (4)	21,750	4,057	3,666
	Total risk-weighted assets	276,801	252,365	254,369
	Risk adjusted capital ratios
	Tier 1	7.47%	7.82%	7.47%
	Tier 2	2.94%	3.30%	3.02%
	Deductions	(1.06)%	(1.42)%	(1.33)%
	Total capital	9.35%	9.70%	9.16%

(1)       The estimated dividend of $1,265 million for the March 2004 half year is accounted for in full at 31 March 2004 as Tier 1 capital as it is fully underwritten.

(2)       APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(3)       Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 (Sep 03: $2,959 million, Mar 03: $2,948 million).

(4)       The calculation to determine the market risk capital component of risk-weighted assets at 31 March 2004 was carried out on a best estimate basis under the Standard Method as directed by APRA. The difference of $17,875 million in risk-weighted assets between the Standard Method calculation ($21,750 million) and the Internal Model Method ($3,875 million) that was used for prior period calculations, reflects the following:

•             The Standard Method, as prescribed by the APRA Prudential Standard (APS 113), limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions; and

•             The limited time frame to implement the Standard Method impacting the ability to explore all position offsetting opportunities permitted by APS 113.

	As at
	Mar 04	Sep 03	Mar 03
	$m	$m	$m
Adjusted common equity ratio reconciliation
Tier 1 Capital	20,671	19,739	19,013
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Preference shares	—	(730)	(730)
Trust Preferred Securities	(975)	(975)	—
Other deductions	(2,922)	(3,591)	(3,393)
Adjusted common equity	14,829	12,498	12,945
Total risk-weighted assets	276,801	252,365	254,369
Adjusted common equity ratio	5.36%	4.95%	5.09%

Detailed Financial Information - Note 16: Cash Earnings per Share

16. CASH EARNINGS PER SHARE

	Half Year to
	Mar 04		Sep 03		Mar 03
	Basic	Diluted (1)	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,850	1,850	2,043	2,043	2,027	2,027
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	38	—	42	—	48
Adjusted cash earnings before significant items	1,850	1,888	2,043	2,085	2,027	2,075

Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,505	1,505	1,508	1,508	1,524	1,524
Potential dilutive ordinary shares
Options	—	4	—	4	—	5
Partly paid ordinary shares	—	—	—	—	—	1
Exchangeable capital units	—	65	—	65	—	65
Total weighted average ordinary shares	1,505	1,574	1,508	1,577	1,524	1,595
Cash earnings before significant items per share (cents)	122.9	119.9	135.5	132.2	133.0	130.1

(1)    The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)       Refer to page 7 for a reconcilation of cash earnings before significant items to Group net profit.

Detailed Financial Information - Note 17: Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk has been discussed in detail in the Group’s annual financial report 2003, at Risk Management and Note 46 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for the Group’s trading portfolios, including both physical and derivative positions. The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence	Average value half year to		Minimum value half year to (1)		Maximum value half year to (1)
level	Mar 04	Sep 03	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	11	8	1	2	39	20
Interest rate risk	15	14	9	9	21	22
Volatility risk	8	4	3	2	20	7
Commodities risk	1	1	1	—	2	1
Diversification benefit	(8)	(7)	n/a	n/a	n/a	n/a
Total	27	20	12	14	55	28

(1)       Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk.  The individual risk categories do not sum up to the total risk number due to portfolio effect.  Risk limits are applied in these categories separately, and against the total risk position.

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level.

Balance sheet risk

a) Structural interest rate risk

This table presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities that are sensitive to changes in interest rates.  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the 12 months ending September 30, 2004 under a rising or declining interest rate environment.

	Forecast effect on net income 2004(1)		Forecast effect on net income 2003
	Rising	Declining	Rising	Declining
	rates	rates	rates	rates
	$m	$m	$m	$m
Australian dollars	39	(18)	67	(44)
Non-Australian dollars	(23)	12	21	(8)

(1)  Represents the forecast effect on net interest income for the year ending September 30, 2004 and the prior year comparative.

b) Structural foreign exchange rate risk

Refer table below.

c) Liquidity risk

Refer to the Group’s annual financial report 2003 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2003 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Mar 04			As at Sep 03
	Notional	Credit	Fair	Notional	Credit	Fair
	principal	equivalent	value	principal	equivalent	value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	284,982	8,117	(281)	266,535	7,365	(1,262)
Cross currency swaps	98,990	7,906	(305)	90,249	6,863	(522)
Futures	54	—	2	89	—	—
Options	452,237	5,748	48	253,481	4,655	127
	836,263	21,771	(536)	610,354	18,883	(1,657)
Interest rate-related contracts
Forward rate agreements	108,368	47	—	86,308	39	1
Swaps	607,721	11,930	210	598,155	14,155	236
Futures	244,199	—	2	306,649	—	(3)
Options	82,930	519	45	100,193	582	24
	1,043,218	12,496	257	1,091,305	14,776	258
Other contracts	16,791	1,398	43	13,385	899	(143)
Total derivative financial instruments	1,896,272	35,665	(236)	1,715,044	34,558	(1,542)
Deduct : Non consolidated controlled entities	3,511	34	(29)	4,515	182	234
Total derivative financial instruments reported for Capital Adequacy	1,892,761	35,631	(207)	1,710,529	34,376	(1,776)

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit
Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Distributions – this reflects payments to holders of National Income Securities, Trust units and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation profit/(loss) – relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                  Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest expense
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National’s does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

Economic Value Added (EVA®)

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is being created for shareholders.

To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.

In order to encourage longer term management decision making and sustained value creation, the Group sets EVA® growth targets for 3 year periods.

Sales (Wealth Management)

Includes sales for Retail and Corporate Investment products and Risk products. Investment product sales represent the initial application amount and any additional contributions made. Inflows into cash products and reinvestment of distributions are excluded. Risk sales represent first year annual premiums for new business, CPI increases and one-off increases in the sum insured.

ALPHABETICAL INDEX

Asia Results	9
Asset Quality	16 & 66
Australia Results	9
Average Balance Sheet & Related Interest	51
Capital	24 & 73
Cash Earnings Per Share	75
Corporate & Institutional Banking	35
Cost to Income Ratio	11
Detailed Financial Information	44
Diluted Earnings Per Share	75
Divisional Performance Summary	7
Doubtful Debts	65
Economic Value Added	23
Europe Results	9
Exchange Rates	71
Financial Services Australia	27
Financial Services Europe	30
Financial Services New Zealand	33
Full Time Equivalent Employees	64
Gross Loans & Advances	56
Group Key Performance Measures	11
Group Performance Summary	8
Income Tax Expense	21 & 68
Management Discussion & Analysis	12
Media Release	1
Net Interest Income	19 & 48
Net Interest Margins & Spreads	49
Net Life Insurance Income	20 & 59
Net Operating Income	19
New Zealand Results	9
Non-GAAP financial measures	78
Operating Expenses	21 & 62
Other (incl Excess Capital, Group Funding & Corporate Centre)	43
Other Operating Income	20
Overview	13
Performance Measures	11
Performance Summary by Division	45
Profitability	19
Reporting Format	6
Regional Performance Summary	9
Retail Banking	26
Return on Assets	11
Return on Equity	11
Revenue	60
Risk Management	76
Risk-weighted Assets	11
Share Buy-Back Program	24
Summary of Financial Position	10
Significant Items	70
Total Banking	25
United States Results	9
Wealth Management	38

www.nabgroup.com ©2004 National Australia Bank Limited ABN 12 004 044 937 22175_RB (4/04)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Garry F Nolan
Date: 12 May 2004	Title:	Company Secretary